SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

                   Net Serviços de Comunicação S.A.

                               Financial Statements

                                            December 31, 2013 and 2012

            With Reports of Independent Registered Public Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

 Financial statements

December 31, 2013 and 2012

Contents

Independent auditor’s report on financial statements	1

Audited consolidated financial statements

Income statements	3
Statements of comprehensive income	4
Balance sheets	5
Statements of changes in equity	7
Statements of cash flows	8
Statements of value added	9
Notes to the financial statements	10

INDEPENDENT AUDITORS’ REPORT ON THE FINANCIAL STATEMENTS

To Shareholders and Board Members of

NET SERVIÇOS DE COMUNICAÇÃO S.A.

São Paulo - SP

We have examined the individual and consolidated financial statements of NET SERVIÇOS DE COMUNICAÇÃO S.A., respectively identified as Parent Company and Consolidated, which comprise the balance sheet as of December 31, 2013 and the respective statements of income, of comprehensive income, of changes in net worth and cash flow for the year then ended, as well as a summary of the main accounting practices and other notes.

The Management’s responsibility for the financial statements

The Company’s Management is responsible for preparation and adequate presentation of the financial statements, in accordance with the accounting practices adopted in Brazil and with the consolidated financial statements in accordance with the international financial reporting standards (IFRS), issued by the International Accounting Standards Board – IASB, and in accordance with the accounting practices adopted in Brazil, as well as by the internal controls deemed necessary for preparing financial statements that are free of material misstatement caused by either fraud or error.

The independent auditors’ responsibility

Our responsibility is to issue an opinion on these financial statements based on our audit, which is conducted in accordance with the Brazilian and international auditing standards.   Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves the performance of selected procedures for obtaining evidence of amounts and disclosures in the financial statements. The selected procedures depend on the auditor´s judgment, including assessment of risks of material misstatement of the financial statements, caused by either fraud or error. In assessing risks, the auditor considers the relevant internal controls for preparation and adequate presentation of the financial statements of the Company, in order to plan the auditing procedures appropriate in the circumstances, rather than express an opinion on the effectiveness of these internal controls.   An audit also includes assessing the adequacy of accounting practices used, and reasonableness of estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence obtained provides an adequate and appropriate basis for our opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of NET SERVIÇOS DE COMUNICAÇÃO S.A., as of December 31, 2013, the performance of its operations and its cash flows for the period then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial consolidated position of NET SERVIÇOS DE COMUNICAÇÃO S.A., as of December 31, 2013, the consolidated performance of its operations and its cash flows for the period then ended, in accordance with the international financial reporting standards (IFRS, issued by IASB and accounting practices adopted in Brazil.

Emphasis

As described in Note 2.1, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of NET SERVIÇOS DE COMUNICAÇÃO S.A., these practices differ from the IFRSs, applicable to separate financial statements solely regarding the evaluation of investments in subsidiaries, related companies and jointly-controlled, by the equity method, as for the IFRSs it would be by cost or fair value. Our opinion is not with exception due to this matter.

Other matters

Statements of Added Value

We have also examined, the statement of value added (SVA), individual and consolidated, related to the period ended on December 31, 2013, prepared under the Entity’s management responsibility, the presentation of which is required by the Brazilian corporate law for listed companies and as supplementary information by the IFRSs, which do not require the SVA’s presentation. These statements were submitted to the same review procedures previously described and, in our opinion, are adequately presented, in all material aspects, in accordance with the financial statements as a whole.

Audit of comparative amounts of previous year

The amounts corresponding to the year ended on December 31, 2012, presented for comparative purposes, were previously examined by other independent auditors, who issued an audit report dated February 06, 2013, with no exceptions and with the same emphasis mentioned above.

São Paulo, February 04, 2014.

CRC Nº SP-013002/O-3

Ernesto Rubens Gelbcke

CTCRC Nº SP-071189/O-6

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Income statements

Years ended December 31, 2013 and 2012

(In thousands of reais, except for earnings per share)

		Controlling Company		Consolidated
	Notes	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Net revenues	4	6,147,832	4,155,890	9,708,757	7,939,196
Cost of services rendered	5/7	(4,029,972)	(2,624,088)	(6,358,433)	(5,029,267)
Gross profit		2,117,860	1,531,802	3,350,324	2,909,929

Operating expenses
Selling expenses	7	(805,264)	(565,302)	(1,096,132)	(907,322)
General and administrative expenses	7	(541,891)	(500,544)	(1,008,872)	(991,740)
Other	7	(133,994)	(22,284)	(191,519)	(77,684)
		(1,481,149)	(1,088,130)	(2,296,523)	(1,976,746)

Investments in subsidiaries
Equity pickup	13	4,046	217,020	-	-
		4,046	217,020	-	-

Operating profit		640,757	660,692	1,053,801	933,183

Finance results
Finance expenses	6	(450,041)	(213,222)	(606,028)	(402,925)
Finance income	6	76,526	78,833	91,318	101,325
		(373,515)	(134,389)	(514,710)	(301,600)

Profit before income taxes and social contribution		267,242	526,303	539,091	631,583

Income tax
Current	12	852	1,983	(65,097)	(86,240)
Deferred	12	(91,526)	(134,584)	(297,426)	(151,641)
		(90,674)	(132,601)	(362,523)	(237,881)
Profit for the year		176,568	393,702	176,568	393,702

Basic and diluted earnings per share – common	23	0.48	1.08
Basic and diluted earnings per share – preferred	23	0.53	1.18

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statement of comprehensive income

Years ended December 31, 2013 and 2012

(In thousands of reais)

Controlling company and Consolidated	12/31/2013	12/31/2012
Profit for the year	176,568	393,702
Comprehensive income	-	-
Total comprehensive income	176,568	393,702

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Balance sheets

December 31, 2013 and December 31, 2012

(In thousands of reais)

		Controlling company		Consolidated
	Notes	12/31/2013	12/31/2012	12/31/2013	12/31/2012
ASSETS
Current
Cash and cash equivalents	8	258,156	17,270	282,890	38,404
Trade accounts receivable	9	1,094,425	400,103	1,098,613	757,254
Inventories	10	94,397	38,669	148,544	68,697
Related parties	19	9,326	32,576	9,326	-
Programming receivable from subsidiaries	19	-	48,529	-	-
Recoverable taxes	12	32,735	63,117	33,452	77,115
Prepaid expenses		19,141	19,929	19,227	27,818
Interest on equity	19	-	75,388	-	-
Prepaid rights for use	19	150,459	118,785	150,459	167,004
Other current assets		49,112	9,901	49,010	21,034
Total current assets		1,707,751	824,267	1,791,521	1,157,326

Non-current
Long-term receivables
Judicial deposits	11	295,444	66,490	295,444	123,396
Related parties	19	25	157,711	-	-
Deferred taxes	12	796,999	-	796,999	283,824
Recoverable taxes	12	6,078	4,060	6,430	5,682
Prepaid rights for use	19	-	107,017	-	150,459
Other non-current assets		7,812	2,192	7,812	4,434
		1,106,358	337,470	1,106,685	567,795

Investments	13	202,537	1,114,872	-	-
Property, plant and equipment	14	7,161,933	3,175,988	7,288,558	5,594,753
Intangible assets	15	2,638,658	2,397,584	2,639,728	2,439,306

Total non-current assets		11,109,486	7,025,914	11,034,971	8,601,854

Total assets		12,817,237	7,850,181	12,826,492	9,759,180

		Controlling company		Consolidated
	Notes	12/31/2013	12/31/2012	12/31/2013	12/31/2012
LIABILITIES
Current
Trade accounts payable	16	798,854	608,332	853,928	907,083
Accounts payable – programming suppliers	17	238,632	129,071	247,167	189,460
Taxes payable	12	69,255	36,528	69,800	93,994
Payroll and related charges		283,425	167,134	283,479	243,089
Debt	18	919,281	756,361	919,281	814,868
Related parties	19	1,436,109	113,982	1,371,352	127,142
Deferred revenues	19	181,870	114,939	181,870	201,283
Provisions	20	16,467	5,807	16,467	10,700
Other current liabilities		55,008	15,950	55,010	32,132
Total current liabilities		3,998,901	1,948,104	3,998,354	2,619,751

Non-current
Deferred taxes	12	-	164,422	-	164,422
Debt	18	1,738,036	792,197	1,738,036	1,117,969
Deferred revenues	19	17,386	114,221	17,386	201,099
Related parties	19	680,315	3,929	680,000	680,000
Provisions	20	627,746	227,122	637,863	375,753
Other non-current liabilities		21,721	18,645	21,721	18,645
Total non-current liabilities		3,085,204	1,320,536	3,095,006	2,557,888

Equity
Share capital	21	5,599,320	5,599,320	5,599,320	5,599,320
Capital reserves		1,084,239	152,122	1,084,239	152,122
Accumulated deficit		(950,427)	(1,169,901)	(950,427)	(1,169,901)
		5,733,132	4,581,541	5,733,132	4,581,541

Total liabilities and equity		12,817,237	7,850,181	12,826,492	9,759,180

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of changes in equity

Years ended December 31, 2013 and 2012

 (In thousands of reais)

	Notes	Number of shares (thousands)		Share capital			Capital reserves
		Common	Preferred	Subscribed	To be paid in	Paid in	Shares Premium	Special goodwill reserve	Debentures premium	Accumulated deficit	Total Equity
Balances at December 31, 2011		114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,564,649)	4,187,839

Transfer of special goodwill reserve for unused accumulated deficit		-	-	-	-	-	-	(1,046)	-	1,046	-

Net income		-	-	-	-	-	-	-	-	393,702	393,702

Balances at December 31, 2012		114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	88,475	54,945	(1,169,901)	4,581,541

Special reserve of goodwill from the merger of GB Empreendimentos e Participações S.A.	21	-	-	-	-	-	-	975,023	-	-	975,023

Transfer of special goodwill reserve for unused accumulated deficit	21	-	-	-	-	-	-	(42,906)	-	42,906	-

Net income								-	-	176,568	176,568

Balances at December 31, 2013		114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	1,020,592	54,945	(950,427)	5,733,132

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Cash flow statements

Years ended December 31, 2013 and 2012

 (In thousands of reais)

		Controlling company		Consolidated
	Notes	2013	2012	2013	2012
Net cash flows from operating activities
Profit for the year		176,568	393,702	176,568	393,702
Adjustments to reconcile profit for the year to cash flow from operating activities
Equity pick-up		(4,046)	(217,020)	-	-
Monetary and exchange rate variations, net		173,145	78,575	167,485	103,969
Interest expense on borrowing		133,961	130,092	157,427	172,892
Depreciation and amortization	14/15	1,252,937	755,725	1,825,499	1,298,080
(Gain) losses on derivative financial instruments	24	(746)	(240)	(746)	(240)
Deferred income taxes and social contribution	12	91,526	134,584	297,426	151,641
Loss (gain) on disposal of property, plant and equipment	14/15	1,331	414	2,616	3,076
Provisions	20	101,867	(212,725)	136,675	(192,346)

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivable	9	(194,632)	(139,384)	(341,359)	(249,543)
(Increase) decrease in inventories		(25,824)	(15,234)	(71,846)	(15,562)
(Increase) decrease in recoverable taxes		187,483	66,776	98,797	91,990
(Increase) decrease in prepaid expenses		5,639	(993)	8,591	1,918
(Increase) decrease in other assets		(90,635)	20,402	(40,680)	(19,104)
Increase (decrease) in suppliers and programming		7,675	156,831	143,932	192,247
Increase (decrease) in fiscal obligations		(134,964)	2,757	(24,194)	(442)
Increase (decrease) in payroll and related charges		23,601	(225)	40,390	5,887
Increase (decrease) in deferred revenues		(131,925)	(118,826)	(204,828)	(209,553)
Increase (decrease) in provisions and other accounts payable		(22,024)	10,994	(33,815)	4,628
Dividend received		140,388	576,600	-	-
Net cash provided by operating activities		1,691,325	1,622,805	2,337,938	1,733,240

Cash flow from investing activities
Capital increase in subsidiaries	13	(69,977)	-	-	-
Acquisition of property, plant and equipment and intangible assets	14/15	(2,521,414)	(1,571,728)	(3,564,879)	(2,593,399)
Cash proceeds from sale of property, plant and equipment	14/15	357	153	413	186
Net cash used in investing activities		(2,591,034)	(1,571,575)	(3,564,466)	(2,593,213)

Cash flow from financing activities
Debt
Proceeds		1,250,231	683,383	1,336,178	687,057
Repayments of principal		(740,043)	(838,035)	(784,970)	(783,719)
Repayments of interest		(95,763)	(134,649)	(102,576)	(354,252)

Related parties
Proceeds		1,591,524	560,641	1,100,834	680,000
Payments		(865,354)	(696,938)	(78,452)	(51,887)
Net cash (used in) provided by financing activities		1,140,595	(425,598)	1,471,014	177,199

Net decrease in cash and cash equivalents		240,886	(374,368)	244,486	(682,774)

Cash and cash equivalents at the beginning of the year		17,270	391,638	38,404	721,178
Cash and cash equivalents at the end of the year		258,156	17,270	282,890	38,404
		240,886	(374,368)	244,486	(682,774)

Supplementary disclosure of cash flow information
Income taxes and social contribution paid		2,706	339	66,991	88,773

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Value added statements

Years ended December 31, 2013 and 2012

 (In thousands of reais)

		Controlling company		Consolidated
	Notes	2013	2012	2013	2012
1. Generation of value added
Rendering of services		7,502,244	5,040,182	11,825,199	9,621,397
Other revenues		22,722	14,164	29,417	23,070
Revenue from the construction of own assets		25,135	18,088	36,906	33,405
Allowance for doubtful accounts	9	(97,248)	(58,595)	(140,334)	(104,477)
		7,452,853	5,013,839	11,751,188	9,573,395
2. ( - ) Inputs
Cost of services rendered		(1,445,996)	(1,080,376)	(2,536,315)	(2,243,386)
Materials, energy and other outsourced services		(1,513,299)	(986,116)	(2,474,248)	(2,040,724)
Other		(97,853)	(54,816)	(127,859)	(83,384)
		(3,057,148)	(2,121,308)	(5,138,422)	(4,367,494)

3. Gross value added (1-2)		4,395,705	2,892,531	6,612,766	5,205,901

4. (-) Depreciation and amortization	14/15	(1,252,937)	(755,725)	(1,825,499)	(1,298,080)

5. Net value added generated (3-4)		3,142,768	2,136,806	4,787,267	3,907,821

6. Transferred value added received
Equity pick-up	13	4,046	217,020	-	-
Finance income		181,339	119,831	196,880	169,457
		185,385	336,851	196,880	169,457

7. Net value added for distribution(5+6)		3,328,153	2,473,657	4,984,147	4,077,278

8. Distribution of value added
Personnel:
Direct Compensation		547,942	423,383	745,379	618,444
Benefits		120,795	89,698	179,862	148,810
FGTS		40,153	31,404	54,597	45,999
Other		6,687	19,733	9,526	32,027
		715,577	564,218	989,364	845,280
Government:
Federal		616,059	469,639	1,158,969	944,182
State		1,107,932	695,860	1,723,596	1,252,706
Municipal		14,112	11,616	19,707	18,389
		1,738,103	1,177,115	2,902,272	2,215,277
Third party capital:
Finance income and expenses		231,969	30,103	349,320	158,461
Rental		163,553	108,655	230,620	183,605
Monetary and foreign exchange rate variations		302,383	199,864	336,003	280,953
		697,905	338,622	915,943	623,019
Equity:
Profit for the year		176,568	393,702	176,568	393,702
Total		3,328,153	2,473,657	4,984,147	4,077,278

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

1.      Corporate information

Net Serviços de Comunicação S.A. is a publicly held corporation incorporated under the Brazilian Law. The Company controls a group of cable subscription television companies, collectively referred to as “Net Serviços” or “the Company”. Net Serviços de Comunicação S.A.’s shares are traded on the São Paulo Stock Exchange – BM&FBOVESPA (“Bolsa de Valores, Mercadorias e Futuros”) under the code NETC.

The Company holds preferred shares traded on NASDAQ – Global Select Market as “American Depositary Shares” – ADS in the United States of America, being subject to the U.S. Securities and Exchange Act of 1934(“Exchange Act”). In January 2014, the Net Serviços American Depositary Receipts Program was canceled; and the Company has been definitively delisted from NASDAQ. However, up to the present date the Company remains registered under the Exchange Act, maintaining full compliance with its obligations until suspension and cancellation of registration for all classes of securities.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores (CNMV).

The Company is located in Brazil and its headquarters are located at Verbo Divino Street, 1356 in São Paulo, São Paulo state.

In November 2012, the National Telecommunications Agency - Anatel has granted permission to the Company to provide the Service Conditional Access (SEAC), through acts of conversion of the existing cable and MMDs licenses for the new service. The authorization of SEAC is nationwide that permits the Company operating in any location of the Brazilian territory.

The Company offers cable television services under “NET” brand name and high-speed Internet access under “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”), a subsidiary of América Móvil S.A.B. de C.V. (“América Móvil”), jointly provide voice services under “NET FONE VIA EMBRATEL (NetFone)” brand name. In September 2013, the Company launched the Combo Multi, including mobile telephony, in partnership with Claro S.A.(“Claro”), also a subsidiary of América Móvil, to its portfolio in telecommunications services.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

1.      Corporate information

On October 15, 2013, the Company’s management voted in favor of acceptance of the Unified Public Offering for the acquisition of common and preferred shares issued by the Company, including the shares underlying the American Depositary Shares ("ADS") and shares traded on LATIBEX, to be launched by its controlling shareholders, Embratel Participações S.A. (“Embrapar” )and Embratel for transfer of control and discontinuity, by NET, of the differentiated corporate governance practices of Level 2 ("IPO" or "Offering" ) of BM&FBovespa.

In November 27, 2013, Embratel acquired in the auction for the unified offer to purchase shares (the "Offer"), 13,675,932 shares issued by the Company, corresponding to 83.62% of total shares outstanding, being 10,219,622 common shares, corresponding to 93.48% of these type of shares outstanding and 3,456,310 preferred shares, corresponding to 63.73% the total outstanding. It is considered as outstanding shares other than those held directly or indirectly by the controlling shareholder.

As  result of the Offer, Embrapar and Embratel, together will, directly, or through their subsidiary EG Participações S.A. (“EG”), hold 329,793,729 of Company’s shares, corresponding to 96.16% of its total share capital, including 103,256,971 common shares, corresponding to 90.21% of its voting share capital; and 226,536,758 preferred shares, corresponding to 99.14% of its non-voting shares. Also as a result of the Offer the Company is no longer part of differentiated level 2 corporate governance practices relating to the BM&FBovespa.

Are ongoing with Anatel, internal studies and procedures, with respect to corporate restructuring involving the Company and related companies Claro, Embratel and Embrapar, all indirectly controlled by América Móvil. The outcome of this corporate restructuring will depend, among other things, a satisfactory completion of studies and the position to be adopted by Anatel in the face of it.

On February 4, 2014, the Company’s Board of Directors approved and authorized the issuance of the Company’s  individual and consolidated financial statements. The Company's Board of Directors has power to amend the financial statements after issued.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

2.      Significant accounting practices

2.1 Statement of compliance

The  Company’s  individual and consolidated financial statements for the years ended December 31, 2013 and 2012 were prepared and presented in compliance with accounting practices adopted in Brazil, which include the provisions of the Brazilian Corporate Law, the pronouncements issued by the Committee Accounting Pronouncements – (“CPC”) and regulations issued by the Securities and Exchange Commission – (“CVM”), which are in accordance with international financial reporting standards, issued by the International Accounting Standards Board – IASB (“IFRS”), except for the measurement of investments in subsidiaries recorded by the equity method in the controlling company’s  financial statement, while for IFRS purposes it would be at cost or fair value; additionally, the Brazilian corporate law requires public companies to recognize value added – SVA (Statement of value added) in their individual and consolidated financial statements, whereas under IFRS such statements are presented as supplementary information.

2.2 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly-owned subsidiaries, which have the same reporting period as that of the parent company and consistent accounting policies. 2013 balances presented in the financial statements of the Company cannot be compared with the 2012 comparative balances, due to the mergers in the current year, as described in note 13.

Subsidiaries are consolidated as from their acquisition dates, which are the dates on which the Company obtained control, and continue to be consolidated until the date such control ceases.

The consolidation process entails the line by line consolidation of assets, liabilities, income and expenses, and the elimination of the following:

•      Parent company’s interest in share capital, reserves and retained earnings of subsidiaries;

•      Assets and liabilities resulting from transactions among the group of companies;

•      Revenues and expenses arising from transactions conducted among the group of companies.

The preparation of financial statements requires the use of certain accounting estimates by Company management. The financial statements have been prepared on a historical cost basis, except for the measurement of certain assets and liabilities acquired in connection with business combinations and non-financial instruments, which have been measured at fair value.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

2.      Significant accounting policies - continued

2.3 Revenue recognition

Revenues include subscribers' monthly fees, connection fees, pay-per-view, high-speed data and telephone services. Revenues are recorded when services are provided. Connection fees and direct selling expenses listed are deferred and amortized over the average estimated period that subscribers remain connected to the system.

Deferred revenue relates mainly to the prepayment of rights to use the Company’s fiber optic cable network to provide Net Fone services and rental revenue is released to the income statements over the contractual period. Revenues related to special projects and access to the network are recognized based on the average estimated period subscribers are likely to remain connected to the system.

Rental income arising from operating leases of decoders and modems is accounted for on a straight-line basis over the lease terms.

For all financial instruments measured at amortized cost and interest bearing financial assets, interest income or expense is recorded using the effective interest rate (EIR), which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the income statements.

2.4 Adjustment to present value of assets and liabilities

Long-term monetary assets and liabilities are adjusted to their present value as are short-term items, if the effect is considered relevant in relation to the financial statements taken as a whole. The adjustment to present value is calculated taking into account contractual cash flows and the explicit interest rate, or implicit rate in some cases, for these assets and liabilities. Based on the analyses carried out and management’s best estimate, the Company concluded that present value adjustment of current monetary assets and liabilities is not significant in relation to the overall financial statements, as such no adjustment has been recorded.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

2. Significant accounting policies - continued

2.5 Foreign currency translation

The Company and its subsidiaries are located in and have their entire operations in Brazil.

The financial statements of each subsidiary included in the consolidation of the Company are prepared using the functional currency of each entity. The functional currency of an entity is the currency of the primary economic environment in which it operates. By defining the functional currency of each of its subsidiaries, management considered that the currency significantly influences the selling price of its services, and the currency in which most of the cost of their inputs is paid or incurred. The consolidated financial statements are shown in Brazilian Reais (R$), which is the functional and reporting currency of Net Serviços de Comunicação S.A. and all subsidiaries.

Transactions in foreign currencies are initially recorded at the functional currency and recorded based on the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the rate of exchange ruling at the reporting date. Gains and losses arising from difference between translation of the balance of assets and liabilities in foreign currency at year end and the initial translation of the amount of transactions are taken to income statements.

2.6 Inventories

Inventories are stated at the lower of net realizable value (estimated selling price in the ordinary course of business less estimated selling costs) and average cost. Provisions for slow moving or obsolete inventory items are made as necessary by management.

2.7 Property, plant and equipment

Property, plant and equipment are stated at historical cost net of depreciation, and impairment losses, if applicable. The cable network includes capitalized amounts related to services costs and other expenses incurred during the construction period.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets, as disclosed in note 14. Subsequent costs are included in the residual value of the fixed asset or recognized as a specific item, as applicable, only if the economic benefits associated with these items are probable and the amounts are reliably measured. The net book value of any replaced item is written-off.

Other repairs and maintenance are recognized directly in the income statement when incurred.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

2. Significant accounting policies - continued

2.7 Property, plant and equipment -  continued

The residual values and estimated useful lives of assets are reviewed and adjusted prospectively, when necessary. The impacts of these revisions are recorded prospectively.

2.8 Intangible assets

Intangible assets are assessed as having finite or indefinite estimated useful lives. The cost of intangible assets acquired in a business combination is the fair value on the date of acquisition.

Intangible assets that have finite useful lives are amortized over their estimated useful lives, as disclosed in note 15.

The estimated useful lives of intangible assets with finite useful lives are reviewed at the end of each reporting period. The amortization expense of intangible assets with finite lives is recognized in the income statements, consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are not amortized; instead they are tested for impairment annually at the cash-generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

The assessment of indefinite life is reviewed annually to determine whether this assessment is still justifiable. Otherwise, the change in useful life from indefinite to definite is done prospectively.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net amount obtained from the sale and the carrying amount of the asset and are recognized in the income statement at the moment the asset is wrote-off.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

2. Significant accounting policies - continued

2.9 Provision for impairment of long-lived assets

The Company considers the impairment of long-lived assets, including property and equipment and intangible assets. At each financial statement date, the Company assesses whether there is any indication of impairment of assets. If there is any indication of impairment, the Company estimates the recoverable amount of the asset. The recoverable amount of an asset is the higher of: (a) fair value less costs that would be incurred to sell it, and (b) its value in use. Value in use is the discounted cash flow (before taxes) arising from the continuous use of the asset to the end of its useful life.

Irrespective of the presence of indicators of impairment, goodwill and intangible assets with indefinite useful lives are tested for recovery at least once a year.

When the net book value of an asset exceeds its recoverable value, the impairment loss is recognized in the income statements.

Except for the impairment of goodwill, reversal of losses previously recorded is allowed. The reversal in these circumstances is limited to the depreciated balance of the asset as at the date of reversal, assuming that the reversal has not been registered.

2.10 Business combinations and goodwill

Business combinations are recognized using the acquisition method. The cost of the acquisition is the fair value of assets and equity instruments paid and liabilities assumed on the date of acquisition. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are measured initially at fair value on the acquisition date.

Goodwill represents the excess of acquisition cost over the net fair value of assets acquired, liabilities assumed and identifiable contingent liabilities of an acquired subsidiary, at the acquisition date. If the cost of acquisition is less than the fair value of net assets acquired, the difference is recognized directly in the income statements.

2. Significant accounting policies - continued

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

2.11 Income tax

Income tax and social contribution

The statutory rates applicable for federal income taxes and social contribution are 15% plus an additional 10% over R$240 for income tax and 9% for social contribution. Income taxes and social contribution are recognized on the accrual basis.

Deferred taxes are recognized using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. However, deferred income and social contribution taxes are not recognized when generated upon initial recording of assets and liabilities in operations not affecting the tax bases, excepting the case of business combinations. Deferred tax assets and liabilities are calculated using the tax rates applicable to taxable income in years in which these temporary differences should be realized based on tax rates that have been enacted at the reporting date.

A deferred tax asset shall be recognized for the tax loss carryforward and temporary differences to the extent that it is probable that future taxable profit will be available against which the tax loss carryforward and temporary differences can be utilized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if: (a) a legally enforceable right exists to set off current tax assets against current income tax liabilities, and (b) the deferred taxes assets and the deferred tax liabilities are related to the income tax charged by the same tax authority (i) in the same taxable entity; or (ii) in different taxable entities that intend to settle tax liabilities and tax assets on a net basis, or realize assets and settle liabilities simultaneously, in each future period in which it is expected that significant amounts of deferred tax assets or tax liabilities can be settled or recovered.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

2. Significant accounting policies - continued

2.11 Income tax – continued

Income tax and social contribution – continued

Tax on services rendered

Revenues, expenses and assets are recognized net of tax on services rendered, except:

•         Where the taxes on services rendered incurred on a purchase of assets or services is not recoverable from the tax authorities, in which case the tax on services rendered is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

•         Receivables and payables that are stated with the amount of  tax on services included; and

•         The net amount of tax on services rendered recoverable from, or payable to, the tax authorities is included as part of receivables or payables in the balance sheet.

2.12 Provisions

The Company recognizes provisions, which involves management’s significant judgments related to tax, labor, and civil contingencies and respective lawyers’ fees, as a result of a past event, in which it is probable that an outflow of economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of this obligation. The Company is subject to various legal, civil and labor proceedings during the normal course of its operations. The Company’s probability loss assessment includes the available evidences, hierarchy of the laws, available jurisprudence, as well as opinion of legal advisers. Provisions are reviewed and adjusted to consider changes in circumstances as statute of limitations, conclusions of tax audits or additional circumstances identified in base of new subjects or court decisions. The outcome can be different from the management’s estimates.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

2. Significant accounting policies - continued

2.13 Financial instruments – initial recognition and subsequent measurement

      (i) Financial assets

Initial recognition

Financial assets are classified as: i) financial assets at fair value through profit or loss; ii) receivables; iii) held-to-maturity investments; or iv) available-for-sale financial assets. The Company determines the classification of its financial assets at initial recognition when it becomes a party to the contractual provisions of the instrument.

Financial assets are initially recognized at fair value plus, in the case of investments not designated at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.                                     .

Sales and purchases of financial assets that require delivery of assets within a established schedule by regulation or market convention (regular purchases) are recognized on transaction date, i.e. the date that the Company commits to purchase or sell asset.

The Company’s financial assets include (a) cash and cash equivalents, (b) receivables and (c) other current assets.

a)        Cash and cash equivalents

Cash and cash equivalents include cash, credit balances in bank accounts and highly liquid investments, readily convertible in a known cash amount, with insignificant risk of change in value. These investments are carried at cost plus interest to the date of the balance sheet and measured at fair value, with gain or loss recorded in the income statements.

b)    Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment, when applicable. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that incurred. Interest is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting based on the effective interest rate is immaterial.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

2. Significant accounting policies - continued

2.13 Financial instruments – initial recognition and subsequent measurement –         continued

      (i) Financial assets – continued

As at December 31, 2013 and December 31, 2012, financial assets classified as receivables consist of trade accounts receivable. Trade accounts receivable are recorded at estimated net realizable value and do not bear interest. The allowance for doubtful accounts is set up on the basis of the subscriber’s history of default and its amount is deemed sufficient to cover losses on the realization of accounts receivable. The average term for receipt from subscribers is approximately 30 days and any receivables outstanding for more than 180 days are written off.

The allowance for doubtful accounts substantially comprises account balances that are overdue from 90 to 180 days.

Subsequent  measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit and loss are stated in the balance sheet at fair value, and the related gains and losses are recognized in the income statement. At December 31, 2012, financial assets classified at fair value through profit or loss refer to derivative financial instruments. At December 31, 2013, the Company had no derivative financial instruments.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold them to maturity. As of December 31, 2013 and December 31, 2012, the Company did not have any held-to-maturity investments.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

2. Significant accounting policies - continued

2.13 Financial instruments – initial recognition and subsequent measurement –         continued

(i) Financial assets – continued

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are neither classified as financial assets at fair value through profit or loss, receivables or held-to-maturity investments. Available-for-sale financial assets include equity instruments and debt securities. As of December 31, 2013 and December 31, 2012, the Company did not have any available-for-sale financial assets.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•  The rights to receive cash flows from the asset have expired;

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control over the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control over the asset, the asset is recognized to the extent of the Company’s continuing involvement with the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

2. Significant accounting policies - continued

2.13 Financial instruments – initial recognition and subsequent measurement –         continued

(ii) Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Evidence of loss impairment may include indications that the parties borrowing the loan are experiencing a time of relevant financial difficulty. The probability that they will get in bankruptcy or other financial reorganization, default or late payment of interest or principal may be indicated by a measurable decrease in the estimated future cash flows, such as changes in economic conditions or maturity related to defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial assets original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

2. Significant accounting policies - continued

2.13 Financial instruments – initial recognition and subsequent measurement –         continued

(i)     Impairment of financial assets – continued

Financial assets carried at amortized cost – continued

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statements. Interest income continues to be computed on the reduced carrying amount based on the and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the statements of comprehensive income.

Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to finance costs in the statements of comprehensive income.

      (iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss or loans and borrowings. The Company determines the classification of its financial liabilities at initial recognition. Financial liabilities are recognized initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Company’s financial liabilities include: (i) trade accounts payable (ii) programming suppliers (iii) other current liabilities (iv) debt and (v) certain related party transactions.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

2. Significant accounting policies - continued

2.13 Financial instruments – initial recognition and subsequent measurement –         continued

      (iii) Financial liabilities – continued

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include derivative financial instruments. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Gains or losses on liabilities held for trading are recognized in the statements of comprehensive income.

As of December 31, 2013 and December 31, 2012, the Company did not have any financial liabilities at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statements when the liabilities are derecognized, as well as during the amortization process through the effective interest rate method. As of  December 31, 2013 and December 31, 2012, the Company had its debt instruments classified and loans and borrowings.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

2. Significant accounting policies - continued

2.13 Financial instruments – initial recognition and subsequent measurement –         continued

 (iv) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(v) Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models. An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 24.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

2. Significant accounting policies - continued

2.14 Lease agreements

Leases in which substantially all the risks and ownership of the asset are not assumed by the Company are classified as operating leases. Operating lease payments are recorded in the income statements on a straight-line basis over the lease terms.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

2.15 Operating segments

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment. Since all decisions are made on the basis of consolidated reports, all services are provided using the same cable network, there are no managers responsible for any specific element of the business, and all decisions relating to strategic planning, finance, purchasing, investment and liquidity application are made on a consolidated basis, the Company has concluded it has a single reportable segment.

2.16 Statement of Value Added (DVA)

The statements of value added were prepared and presented in accordance with CVM Resolution no. 557 of 12 November 2008, which approved CPC 9 – Statement of Value Added, issued by the CPC.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

2. Significant accounting policies - continued

2.13 Financial instruments – initial recognition and subsequent measurement –         continued

2.17 Adoption of new and revised IFRS

The Company has adopted all standards, reviewed standards and interpretations issued by IASB that were effective for the year ended December 31, 2013.

In relation to the standards IAS 1 (R) - Presentation of Financial Statements, IAS 19 (R) - Employee Benefits, IAS 32 (R) - Compensation of Financial Assets and Financial Liabilities, IFRS 1 (R) - First Time Adoption of IFRS, IFRS 7 (R) - Financial Instruments: Disclosures,  IFRS 10 Consolidated Financial Statements,  IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Involvement with Other Entities, IFRS 13 Fair Value Measurement, IAS 27 Separate Financial Statements (R) and IAS 28 Investments in Associates and Joint Ventures (R) were issued (new standards) and / or revised by the IASB prior to 2012 and whose applications became effective for fiscal years beginning on January 1, 2013, did not impact the consolidated financial statements for the year ended December 31, 2013.

2.18 Issued standards not effective on December 31, 2013

The standards and interpretations issued by IASB that were not effective until the issue of the financial statements are as follows:

• IFRS 9 - Financial Instruments

• Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

• IFRIC 21 – Levies

       • IAS 39 - Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39

The Company intends to adopt these pronouncements when they become applicable. Also, except for IFRS 9, whose application is required for annual periods beginning on or after January 1, 2015 and may eventually impact the classification and measurement of certain financial assets and / or liabilities of the Company, management does not expect that the adoption of the other pronouncements will impact the Company's financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

3.  Accounting judgments, estimates and critical accounting practices in the preparation of financial statements

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances. Actual results could differ from these estimates.

These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

a) Deferred income taxes

The amount of deferred income tax assets, as described in note 12, is reviewed at each reporting date and reduced by the amount that is no longer recoverable through estimates of future taxable income. Amounts reported involve considerable exercise of judgment by management and future taxable income may be higher or lower than the estimates considered when valuing a deferred tax asset.

b) Valuation of assets acquired and liabilities assumed in business combinations

In recent years, the Company entered into certain business combinations. Under IFRS 3 and CPC 15, the Company must allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values on acquisition date. Any excess of the cost of the acquired entity over the fair value of assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and determining their remaining useful lives. Management generally engages third party valuation consultants to assist in valuing the assets and liabilities.

The valuation assumptions include estimates of discounted cash flow and discount rates. Use of alternative assumptions would result in different estimates of the value of assets acquired and liabilities assumed.

The Company did not have any business combinations for the years ended December 2013 and 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

3.  Accounting judgments, estimates and critical accounting practices in the preparation of financial statements – continued

c) Estimated useful life

For the year ended December 31, 2013, Company management, based on studies conducted together with outside consultants, who considered, among other aspects, durability of assets, technological developments and market conditions in the telecommunications sector, revised estimates of useful lives of the following assets:

Description	Prevous useful life	Reviewed useful life
Installation of resedences	6 years	5 years
Terminals	5 years	3 a 4 years
Internal network	12 years	10 years
Exnternal network	12 years	8 a 10 years

This change in accounting estimate in the income for the year ended December 31, 2013 resulted in an increase in depreciation expense in the amount of R$173,433 and R$233,516 in consolidated.

d) Impairment test

The Company evaluates the existence of any impairment indicator for all long-lived assets in each closing date. Goodwill and intangible assets with indefinite useful lives are tested for impairment annually and when there are indicators of loss. Recoverable amounts are determined based on value in use calculations, using the premises of the discounted cash flows established by the management. Such calculations require the use of estimates, as detailed in note 15.

e) Provisions

Provisions, as described in note 20, are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of embodying economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of this obligation.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

4. Net revenues

	Controlling Company		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Gross revenues	7,747,813	5,217,645	12,216,151	9,937,992
Taxes on rendering of services	(1,354,412)	(884,292)	(2,116,442)	(1,682,201)
Discounts and cancellations	(245,569)	(177,463)	(390,952)	(316,595)
Net revenues	6,147,832	4,155,890	9,708,757	7,939,196

Taxes on rendering of services consist primarily of ICMS – Value Added on Sales and Services (10% on pay tv services and 25.0% to 30.0% in broadband), ISS - municipal tax on rendering of services (2.0% to 5.0%), besides the federal contributions related to PIS (0.65% or 1.65%) and COFINS (3.0% or 7.60%).

The Company’s revenues are related to services rendered in the Brazilian territory.

5. Cost of services rendered

	Controlling Company		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012

Programming costs	(1,331,564)	(833,242)	(2,245,315)	(1,795,858)
Materials and maintenance	(74,849)	(43,693)	(114,725)	(91,783)
Personnel	(441,833)	(298,003)	(641,950)	(493,468)
Pole rental	(92,152)	(60,758)	(122,496)	(93,454)
Depreciation	(1,029,586)	(517,583)	(1,543,098)	(982,590)
Amortization	(133,308)	(119,126)	(171,872)	(166,886)
Third party service	(585,605)	(338,874)	(891,419)	(668,067)
Telecommunications	(296,456)	(211,686)	(466,810)	(392,513)
Other	(44,619)	(201,123)	(160,748)	(344,648)
	(4,029,972)	(2,624,088)	(6,358,433)	(5,029,267)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

6. Finance results

	Controlling Company		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Finance Income:
Interest on loans to subsidiaries and associated companies	8,652	15,412	-	-
Interest on cash and cash equivalents	5,571	11,847	8,774	28,126
Interest on prepaid rights for use	42,063	36,927	54,756	51,916
Interest and fines on late monthly payments (net of finance discounts)	16,967	12,105	22,895	18,312
Other	3,273	2,542	4,893	2,971
	76,526	78,833	91,318	101,325
Finance Expenses:
Finance charges on loans and debentures	(130,975)	(101,675)	(137,928)	(119,772)
Monetary exchange rate variation on debt	(107,360)	(59,338)	(107,360)	(59,338)
Finance charges and monetary exchange (*)	(135,438)	(94,603)	(250,608)	(191,830)
Finance charges and monetary variations on contingencies, suppliers and accounts payable (**)	(56,641)	66,404	(83,290)	1,571
IOF tax on intercompany transactions	(2,963)	(3,651)	(4,632)	(7,036)
PIS and COFINS taxes on interest income	(6,519)	(7,037)	(7,934)	(8,325)
Other	(10,145)	(13,322)	(14,276)	(18,195)
	(450,041)	(213,222)	(606,028)	(402,925)
Total	(373,515)	(134,389)	(514,710)	(301,600)

(*) During the year ended December 31, 2013, finance charges and monetary exchange included, respectively (i) R$36,702 (R$30,297 at 2012) in the controlling company and R$56,296 (R$53,377 at 2012) in the consolidated, related to interest expenses referring to prepayment of the indefeasible Right to Use (IRU) with Embratel, a related party (note 19); and (ii) R$98,736 (R$64,306 at 2012), in the controlling company and R$194,312 (R$138,453 at 2012) in the consolidated, related to interest expense and US Dollar exchange variation related to amounts borrowed from Banco Inbursa S.A., a related party, and interest expense incurred to Embratel and America Móvil, regarding mutual transactions.

(**)The amounts classified under "finance charges and monetary variations on contingencies, suppliers and other liabilities" refers to net income of the updating of some liabilities related to contingencies, and disputes related to copyright and 2012, referred to tax on interest on old debts in foreign currency.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

7. Costs and expenses by nature

The Company presents its income statements by function. The table below shows details of costs and expenses by nature:

	Controlling Company		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Programming costs	(1,331,564)	(833,242)	(2,245,315)	(1,795,858)
Other costs	(121,792)	(245,438)	(254,300)	(412,455)
Third party service	(1,161,315)	(778,675)	(1,628,176)	(1,320,093)
Depreciation and amortization	(1,252,937)	(755,725)	(1,825,499)	(1,298,080)
Employee benefits expenses	(802,443)	(623,512)	(1,093,450)	(923,889)
Telecommunication expenses	(296,456)	(211,686)	(466,810)	(392,513)
Business expenses	(306,054)	(201,369)	(439,241)	(350,980)
Other expenses	(238,560)	(62,571)	(702,165)	(512,145)
	(5,511,121)	(3,712,218)	(8,654,956)	(7,006,013)
Classified as:
Cost of services rendered	(4,029,972)	(2,624,088)	(6,358,433)	(5,029,267)
Selling expenses	(805,264)	(565,302)	(1,096,132)	(907,322)
General and administrative expenses	(541,891)	(500,544)	(1,008,872)	(991,740)
Other income (expenses) net	(133,994)	(22,284)	(191,519)	(77,684)
	(5,511,121)	(3,712,218)	(8,654,956)	(7,006,013)

8.  Cash and cash equivalents

	Controlling company		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Cash and banks	61,614	12,993	86,036	28,051
Banking deposit certificates	15,955	4,258	15,955	4,337
Investment funds DI	180,587	19	180,899	6,016
	258,156	17,270	282,890	38,404

Bank deposit certificates (CDBs) earn an average of 100 % of the Interbank Certificate of Deposit (CDI) rate (9.77% in 2013 and 6.90% in 2012). CDBs are highly liquid investments issued by first-line banks with floating interest rates based on the CDI rate. The Company has immediate and total access to these CDBs.

In 2012, funds from fixed income investments were represented by shares in highly liquid fixed income funds, assets of which consisted primarily of private securities (CDBs) and treasury bills. In 2013, they were represented by shares of non-exclusive DI funds, whose return seeks to monitor the variations of interest rates in the interbank deposit certificate (CDI) by the preponderant action in the domestic interest rate market.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

8.  Cash and cash equivalents – continued

The increase in cash and cash equivalents for the year is primarily due to the issuance of debentures of the 7th issue by the Company on December 27, 2013. Management intends to use the balances in less than 90 days

9. Trade receivables

	Controlling company		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Trade receivables	1,236,917	455,778	1,241,446	859,083
(-) Allowance for doubtful accounts	(142,492)	(55,675)	(142,833)	(101,829)
	1,094,425	400,103	1,098,613	757,254

Breakdown of trade receivables is as follows:

	Controlling company		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Due	627,524	231,026	631,685	436,601

Overdue:
Up to 30 days	405,516	137,883	405,516	264,964
31 – 60 days	40,552	22,092	40,552	39,079
61 – 90 days	35,369	15,886	35,396	27,496
91- 180 days	127,956	48,891	128,297	90,943
	1,236,917	455,778	1,241,446	859,083

The average term for receipt of subscriptions receivable is approximately 30 days. The allowance for doubtful accounts is mainly comprised by amounts overdue from 91 to 180 days. Amounts overdue by more than 180 days are written off.

The continuity schedule of the allowance for doubtful accounts is shown below:

	Controlling	Consolidated

Balances at December 31, 2011	(32,328)	(57,998)
Credits provisioned during the year	(58,595)	(104,477)
Credits written off during the year	35,248	60,646
Balances at December 31, 2012	(55,675)	(101,829)
Credits provisioned during the year	(97,248)	(140,334)
Credits written off during the year	69,371	99,330
Additions by mergers	(58,940)	-
Balances at December 31, 2013	(142,492)	(142,833)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

10. Inventories

	Controlling company		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Material for network maintenance	35,567	19,810	35,567	24,978
Material for technical assistance	58,830	18,859	112,977	43,719
	94,397	38,669	148,544	68,697

For the year ended December 31, 2013, there was the consumption of R$52,022 (R$43,693 in 2012) for materials related to maintenance of networks and technical assistance, which were recorded in cost of services rendered in company, and R$80,465 (R$91,783 in 2012) in consolidated.

11. Judicial deposits

The Company has judicial deposits related to labor, civil and tax claims, as follows:

	Controlling company		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Labor	40,791	11,685	40,791	20,165
Civil	11,805	3,051	11,805	9,042
Lease of poles and ducts and copyright payable	207,223	32,867	207,223	65,973
Tax	35,625	18,887	35,625	28,216
	295,444	66,490	295,444	123,396

12. Income tax

a.    Income tax and social contribution

	Controlling Company		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012

Current income tax and social contribution expenses	852	1,983	(65,097)	(86,240)

Deferred income tax and social contribution on:
Tax losses and social contribution	-	-	(214,967)	(41,649)
Temporary differences:
-Fiscal credits on Goodwill	(137,720)	(137,050)	(137,720)	(137,050)
- Amortization of intangible and property, plant and equipment	2,008	16,502	2,008	16,502
- Provisions	44,186	(14,036)	53,253	10,556
Total deferred income tax	(91,526)	(134,584)	(297,426)	(151,641)
Tax expenses	(90,674)	(132,601)	(362,523)	(237,881)

The statutory rates applicable for federal income tax and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34% in 2013 and 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

12. Income tax – continued

a.    Income tax and social contribution – continued

Amounts reported as income tax expense in the income statements are reconciled to the statutory rates as follows:

	Controlling Company		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012

Profit before income taxes and social contribution	267,242	526,303	539,091	631,583

Income taxes and social contribution at the nominal rate of 34%	(90,862)	(178,943)	(183,291)	(214,738)

(Additions) / exclusions:
Income tax and social contribution on equity	1,376	73,787	-	-
Income tax and social contribution on non-deductible expenses	(7,947)	(1,625)	(10,105)	(2,355)
Income tax and social contribution on interest on capital	(13,781)	(20,084)	-	-
Imposto de renda e contribuição social sobre provisões temporárias de exercícios	81,691	-	81,691	-
Other reconciling items:
Tax losses from the year, not accounted for	(71,694)	(13,379)	(71,699)	(20,004)
Tax losses from previous years recognized in 2013 due to mergers	-	-	(185,397)	-
Other	10,543	7,643	6,278	(784)
Income tax and social contribution for the year	(90,674)	(132,601)	(362,523)	(237,881)
Effective tax rate	(33,93%)	(25,19%)	(67,25%)	(37,66%)

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to off-set future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carry forwards in a given year to 30% of taxable income.

Deferred tax assets are recognized on tax losses and negative calculation bases for the social contribution taxes are supported by projections of taxable income based on technical feasibility studies. These studies consider the history of profitability of the Company and its subsidiaries and the prospect of maintaining current profitability in the future as the basis for estimated recovery of credits within a period of not more than 10 years. The remaining deferred tax assets, which are based on temporary differences, mainly amortizations of fiscal credits arisen from mergers, tax contingencies and among other provisions, were recognized based on expectations for their realization.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

12. Income tax – continued

b.    Deferred and recoverable tax

	Controlling company		Consolidated
	12/31/2013	12/31/2012	12/31/2013		12/31/2012
Recoverable tax:
Withhold income tax	12,328	18,306	12,441		19,639
Recoverable Federal tax	10,516	12,466	11,108		18,939
Recoverable State tax	6,078	34,576	6,430		36,245
Other	9,891	1,829	9,903		7,974
	38,813	67,177	39,882		82,797
Current	32,735	63,117	33,452		77,115
Non-current	6,078	4,060	6,430		5,682

Tax obligations
Federal tax	55,903	31,838	55,990		63,908
State tax	9,185	2,460	9,635		26,555
Municipal taxes	4,606	2,772	4,614		4,073
	69,694	37,070	70,239		94,536
	69,255	36,528	69,800		93,994
Deferred taxes:	439	542	439		542

Income taxes and Social contribution assets:
Crédito fiscal oriundo da incorporação da GB Empreendimentos e Participações S.A.	910,022	-	910,022	-	-

Net operating losses carry forward	-	-	-		214,967

Temporary differences
Provisions	225,824	57,999	225,824		79,952
Allowance for doubtful accounts	54,014	19,971	54,014		36,174
Provision for profit sharing	57,326	37,157	57,326		50,296
Foreign exchange and derivative losses	-	22,235	-		28,004
Property, equipment, inventories and trade accounts payables	53,460	65,889	53,460		77,668
Estimated average tax rate and other	-	25	-		39
	390,624	203,276	390,624		487,100

Income taxes and Social contribution liabilities:
Tax credit on goodwill	(371,299)	(233,578)	(371,299)		(233,578)
Intangible	(131,068)	(133,880)	(131,068)		(133,880)
Other	(1,280)	(240)	(1,280)		(240)
	(503,647)	(367,698)	(503,647)		(367,698)

Non-current assets	796,999	-	796,999		283,824
Non-current liabilities	-	(164,422)	-		(164,422)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

12. Income tax – continued

b.    Deferred and recoverable tax – continued

	Controlling company	Consolidated
Changes in deferred income tax and social contribution deferred assets	Temporary differences	Net operating losses carry forward	Temporary differences	Total
Balances at December 31, 2011	(29,890)	256,616	14,376	270,992
Addition	8,518	-	53,643	53,643
Write-offs	(143,050)	(41,649)	(163,584)	(205,233)
Balances at December 31, 2012	(164,422)	214,967	(95,565)	119,402
Addition	168,231	-	209,743	209,743
Write-offs	(259,757)	(214,967)	(292,202)	(507,169)
Incorporation of GB	975,023	-	975,023	975,023
Addition for incorporation	77,924	-	-	-
Balances at December 31, 2013	796,999	-	796,999	796,999

Fiscal credits arose by the merger of GB Empreendimentos e Participações S.A.

On August 30, 2013, the Company merged GB Empreendimentos e Participações S.A. ("GB"), a company formerly controlled by Embrapar and until then, the parent company of the Company, in order to simplify the organizational structure of its investments, leverage synergies, reduce operating costs and other benefits. Consequently, equity interests that Embrapar and its subsidiary Embratel held indirectly in the Company through GB are now directly held.

Considering that the equity of GB consisted exclusively of investment in the Company, the merger of GB by the Company did not result in a capital increase. Consequently the participation that Embrapar and its subsidiary Embratel held indirectly in the Company through the GB, now is directly held, simplifying the structure of the corporate group.

Through this merger, the Company succeeded in the GB right of amortization for tax purposes, of a benefit in the amount of R$975,023. According to CVM Instruction 319 and related explanatory note issued by CVM, as well as technical interpretation ICPC09 (R1) issued by the CPC, the referred deferred tax asset was recorded as a heading called "special reserve of goodwill arose from the merger of GB" in equity.

In September 2013, the Company initiated the use of tax credits resulting from this reverse merger, adopting the linear amortization within 60 months. Though, during the year ended December 31, 2013, the Company amortized tax credits in the amount of R$65,001.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

12. Income tax – continued

b.    Deferred and recoverable tax – continued

Estimated realization of deferred tax assets is determined based on the projection of future taxable income, as follows:

Controlling company and Consolidated
2014	390,852
2015	248,187
2016	209,768
2017	293,799
2018	150,018
2019 a 2021	7,526
2022 a 2023	496
1,300,646

The estimates for recovery of deferred tax assets are reviewed at least once a year and are based on projections of taxable income considering several financial and business assumptions prevailing at the closing period at December 31, 2013. Consequently, these estimates may not realize in the future as expected due to the uncertainties inherent in these forecasts.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

12. Income tax – continued

b.   Deferred and recoverable tax – continued

The Company has net operating losses to offset 30% of the annual taxable income, without expiration, for the following amounts:

Controlling company						Consolidated
12/31/2013			12/31/2012			12/31/2013			12/31/2012
Income Taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total

Gross amounts

1,846,040	2,078,024	-	1,616,071	1,917,235	-	2,105,034	2,337,610	-	2,510,402	2,833,622	-

Tax credit (25%/9%)

461,510	187,022	648,532	404,018	172,551	576,569	526,258	210,385	736,643	627,601	255,026	882,627

Recognized tax credit

-	-	-	-	-	-	-	-	-	(156,070)	(58,897)	(214,967)

At December 31, 2013, Company management reviewed the carrying amounts of deferred tax assets in light of ongoing studies on corporate restructuring and has not recognized deferred tax on income and social contribution tax losses. The merger of subsidiaries Net Rio Ltda., Net Brasilia Ltda. and Net São Paulo Ltda. in 2013 caused the loss of the right to offset in  the annual taxable income tax loss carry forwards of these entities amounting to R$185,397.

On November 11, 2013, the Federal Government issued Provisional Executive Order No. 627 ("MP No. 627"), which proposes to amend the federal tax law for the purpose of adjusting the tax rules to the accounting rules. The Company has evaluated the provisions contained in MP No. 627, which can still be changed by the Federal Government, and based on currently available information it did not identify significant impacts on the financial statements for the year ended December 31, 2014.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

13. Investments

Detailed information about the composition, changes as well others relevant information of investments are as follows:

a) Continuity schedule of investments

Companies	Balances on 12/31/2011	Additons	Capital increase	Dividends	Interest on equity	Equity	Balances on 12/31/2012
Investments in subsidiaries:
Net São Paulo Ltda.	801,062	-	-	(382,000)	(31,936)	187,888	575,014
Net Rio Ltda.	417,176	-	-	(190,000)	(17,067)	27,718	237,827
Net Brasília Ltda.	111,303	-	97,900	-	(10,068)	8,367	207,502
Reyc Comércio e Participações Ltda.	40,038	-	50,161	-	-	(9,848)	80,351
Jacareí Cabo Ltda. (*)	6,418	-	-	-	-	4,679	11,097
Net Brasil Serviços de Televisão por Assinatura S.A.	-	2	-	-	-	1,114	1,116
Other (*)	9,463	-	-	(4,600)	-	(2,898)	1,965
	1,385,460	2	148,061	(576,600)	(59,071)	217,020	1,114,872

On May 14, 2012, the subsidiaries Net São Paulo Ltda. and Net Rio Ltda., paid dividends to the parent company Net Services in the amount of R$382,000 and R$190,000, respectively. The subsidiaries Net Brasilia Ltda. and Reyc Comércio e Participação Ltda.  increased its capital using debts they have with the Company as described in note 19.

Companies	% Interest	Balances on 12/31/2012	Capital increase	Write-offs for incorporation	Interest on equity	Dividends	Equity	Balances on 12/31/2013
Investments in subsidiaries:
Net São Paulo Ltda.(*)	-	575,014	-	(544,876)	(21,706)	(65,000)	56,568	-
Net Rio Ltda. (*)	-	237,827	63,649	(264,666)	(10,511)	-	(26,299)	-
Net Brasília Ltda. (*)	-	207,502	22,076	(191,618)	(8,316)	-	(29,644)	-
Reyc Comércio e Participações Ltda.	100%	80,351	120,538	-	-	-	(715)	200,174
Jacareí Cabo Ltda. (*)	-	11,097	-	(14,060)	-	-	2,963	-
Net Brasil Serviços de Televisão por Assinatura S.A.	100%	1,116	-	-	-	-	1,247	2,363
Other	-	1,965	-	(1,891)	-	-	(74)	-
		1,114,872	206,263	(1,017,111)	(40,533)	(65,000)	4,046	202,537

On March 26, 2013, the subsidiaries Net São Paulo Ltda., paid dividends to the controlling company Net Serviços (related to the year ended on December 31, 2012) in the amount of R$ 65,000. In the same date, the Company increased capital on its subsidiaries Net Rio, Net Brasilia Ltda. and Reyc Comércio e Participação Ltda., using intercompanies loans in the amount of R$136,286 and cash and cash equivalents in the amount of R$69,977.

In continuity with the corporate restructuring process, during the year ended December, 31, 2013, the Company incorporated the following subsidiaries:

Entity	Date	Net assets
Net Rio Ltda.	09/30/2013	264,666
Net Brasília Ltda.	09/30/2013	191,618
Jacareí Cabo Ltda.	09/30/2013	14,060
Net São Paulo Ltda.	10/31/2013	544,876
614 Serviços de Internet Maceió Ltda.	10/31/2013	491
614 Serviços de Internet João Pessoa Ltda.	10/31/2013	1.399
614 TVH Vale Ltda.	10/31/2013	1

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

13. Investments – continued

       b) Information related to subsidiaries

			12/31/2013				Effect on the Controlling Company’s income
Subsidiaries:	Quotas (thousands)	Assets	Liabilities	Equity	Net sales	Net income/(loss) for the year	2013	2012
Net São Paulo Ltda. (*)	100%	-	-	-	2,357,658	56,568	56,568	187,888
Net Rio Ltda. (*)	100%	-	-	-	1,023,415	(26,298)	(26,298)	27,718
Net Brasília Ltda, (*)	100%	-	-	-	261,833	(29,644)	(29,644)	8,367
Reyc Comércio e Participações Ltda.	100%	266,766	66,591	200,175	538,328	(715)	(715)	(9,848)
Jacareí Cabo Ltda. (*)	100%	-	-	-	13,727	2,963	2,963	4,679
Net Brasil Serviços de Televisão por Assinatura S.A.	100%	11,711	9,348	2,363	2,449	1,246	1,246	1,114
Other(*)	100%	-	-	-	-	(74)	(74)	(2,898)
							4,046	217,020

(*) Companies merged by the controlling company Net Serviços in 2013.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

14. Property, plant and equipment
	Controlling company
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2011	4,257,254	122,063	28,108	23,651	59,514	2,980	28,445	7,795	4,529,810
Additions	1,396,813	59,070	99	1,774	4,756	57	5,446	1,414	1,469,429
Transfers	(3,097)	661	-	5	3,694	-	-	-	1,263
Write-offs	(20,353)	(3,420)	(28)	(37)	(2)	(853)	-	-	(24,693)
Balances at December 31, 2012	5,630,617	178,374	28,179	25,393	67,962	2,184	33,891	9,209	5,975,809
Additions	2,195,630	25,933	194	2,534	10,404	46	17,384	5,539	2,257,664
Additions for incorporation	5,682,746	30,472	17,436	10,776	51,008	1,404	36,942	2,162	5,832,946
Transfers	(7,637)	-	199	64	5,060	-	-	-	(2,314)
Write-offs	(40,525)	(1,781)	(341)	(68)	-	(542)	(4)	-	(43,261)
Balances at December 31, 2013	13,460,831	232,998	45,667	38,699	134,434	3,092	88,213	16,910	14,020,844

Accumulated depreciation
Depreciation rate per annum	8,33 a 20%	20 a 33,33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2011	(2,096,964)	(99,930)	(22,344)	(16,411)	(31,338)	(2,674)	(17,410)	121	(2,286,950)
Additions	(511,467)	(14,737)	(1,386)	(1,299)	(3,554)	(88)	(4,466)	-	(536,997)
Write-offs	20,051	3,217	23	37	2	796	-	-	24,126
Balances at December 31, 2012	(2,588,380)	(111,450)	(23,707)	(17,673)	(34,890)	(1,966)	(21,876)	121	(2,799,821)
Additions	(1,023,424)	(28,817)	(1,314)	(1,584)	(5,096)	(93)	(6,474)	-	(1,066,802)
Transfers	(2,933,558)	(28,289)	(15,227)	(6,546)	(26,450)	(1,190)	(24,641)	-	(3,035,901)
Additions for incorporation	1,885	-	-	-	-	-	-	-	1,885
Write-offs	39,003	1,779	341	68	-	533	4	-	41,728
Balances at December 31, 2013	(6,504,474)	(166,777)	(39,907)	(25,735)	(66,436)	(2,716)	(52,987)	121	(6,858,911)

Net balances at December 31, 2011	2,160,290	22,133	5,764	7,240	28,176	306	11,035	7,916	2,242,860
Net balances at December 31, 2012	3,042,237	66,924	4,472	7,720	33,072	218	12,015	9,330	3,175,988
Net balances at December 31, 2013	6,956,357	66,221	5,760	12,964	67,998	376	35,226	17,031	7,161,933

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

14. Property, plant and equipment

	Consolidated
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2011	8,182,538	150,057	45,550	32,771	98,138	3,903	54,356	8,144	8,575,457
Additions	2,401,365	60,690	216	2,176	5,621	74	10,228	1,414	2,481,784
Transfers	(9,113)	939	11	228	10,279	-	-	-	2,344
Write-offs	(41,548)	(4,611)	(137)	(76)	(2)	(1,048)	(13)	-	(47,435)
Balances at December 31, 2012	10,533,242	207,075	45,640	35,099	114,036	2,929	64,571	9,558	11,012,150
Additions	3,217,803	26,229	421	3,123	13,879	46	23,127	6,971	3,291,599
Transfers	(19,254)	-	248	80	7,432	-	-	-	(11,494)
Write-offs	(82,923)	(1,847)	(382)	(69)	-	(542)	(4)	-	(85,767)
Balances at December 31, 2013	13,648,868	231,457	45,927	38,233	135,347	2,433	87,694	16,529	14,206,488

Accumulated depreciation
Depreciation rate per annum	8,33 a 20%	20 a 33,33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2011	(4,178,441)	(124,822)	(36,970)	(21,547)	(53,282)	(3,070)	(35,061)	502	(4,452,691)
Additions	(973,404)	(17,053)	(1,934)	(1,907)	(6,338)	(283)	(7,960)	-	(1,008,879)
Transfers	-	-	-	(74)	74	-	-	-	-
Write-offs	38,581	4,393	133	60	2	991	13	-	44,173
Balances at December 31, 2012	(5,113,264)	(137,482)	(38,771)	(23,468)	(59,544)	(2,362)	(43,008)	502	(5,417,397)
Additions	(1,534,142)	(30,143)	(1,729)	(2,083)	(7,583)	(226)	(9,469)	-	(1,585,375)
Transfers	1,949	-	-	-	-	-	-	-	1,949
Write-offs	80,060	1,845	382	69	-	533	4	-	82,893
Balances at December 31, 2013	(6,565,397)	(165,780)	(40,118)	(25,482)	(67,127)	(2,055)	(52,473)	502	(6,917,930)

Net balances at December 31, 2011	4,004,097	25,235	8,580	11,224	44,856	833	19,295	8,646	4,122,766
Net balances at December 31, 2012	5,419,978	69,593	6,869	11,631	54,492	567	21,563	10,060	5,594,753
Net balances at December 31, 2013	7,083,471	65,677	5,809	12,751	68,220	378	35,221	17,031	7,288,558

At December 31, 2013, R$190,628 (R$169,993 at December 31, 2012) in the controlling company and in the consolidated from property, plant and equipment were provided as a guarantee of certain legal actions and labor claims.

During the years ended December 31, 2013 and 2012, the Company did not identify an indication that the property, plant and equipment may be impaired, as required by IAS 36/CPC 01(R1) Impairment of assets.                                                      .

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

15. Intangible assets

	Controlling Company
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balance on December 31, 2011	1,961,405	496,586	416,650	304,367	10,301	3,189,309
Additions	-	-	101,864	-	1,478	103,342
Balances at December 31, 2012	1,961,405	496,586	518,514	304,367	11,779	3,292,651
Additions	-	-	262,870	-	880	263,750
Additions for incorporation	-	-	139,476	-	6,429	145,905
Transfers	-	-	1,544	-	-	1,544
Write-offs	-	-	(16)	-	(1,554)	(1,570)
Balances at December 31, 2013	1,961,405	496,586	922,388	304,367	17,534	3,702,280

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balance on December 31, 2011	(212,062)	(59,666)	(280,115)	(240,516)	(2,138)	(794,497)
Additions	-	-	(48,589)	(50,728)	(1,253)	(100,570)
Balances at December 31, 2012	(212,062)	(59,666)	(328,704)	(291,244)	(3,391)	(895,067)
Additions	-	-	(45,625)	(6,634)	(6,536)	(58,795)
Additions for incorporation	-	-	(105,296)	-	(5,879)	(111,175)
Write-offs	-	-	16	-	1,399	1,415
Balances at December 31, 2013	(212,062)	(59,666)	(479,609)	(297,878)	(14,407)	(1,063,622)

Net balance on December 31, 2011	1,749,343	436,920	136,535	63,851	8,163	2,394,812
Net balances at December 31, 2012	1,749,343	436,920	189,810	13,123	8,388	2,397,584
Net balances at December 31, 2013	1,749,343	436,920	442,779	6,489	3,127	2,638,658

	Consolidated
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balance on December 31, 2011	1,928,616	438,726	539,103	304,367	16,173	3,226,985
Additions	-	-	111,153	-	1,505	112,658
Balances at December 31, 2012	1,928,616	438,726	650,256	304,367	17,678	3,339,643
Additions	-	-	272,374	-	906	273,280
Transfers	-	-	1,544	-	-	1,544
Write-offs	-	-	(16)	-	(1,554)	(1,570)
Balances at December 31, 2013	1,928,616	438,726	924,158	304,367	17,030	3,612,897

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balance on December 31, 2011	(178,742)	(1,806)	(347,972)	(240,516)	(7,983)	(777,019)
Additions	-	-	(71,301)	(50,729)	(1,288)	(123,318)
Balances at December 31, 2012	(178,742)	(1,806)	(419,273)	(291,245)	(9,271)	(900,337)
Additions	-	-	(61,051)	(6,633)	(6,563)	(74,247)
Write-offs	-	-	16	-	1,399	1,415
Balances at December 31, 2013	(178,742)	(1,806)	(480,308)	(297,878)	(14,435)	(973,169)

Net balance on December 31, 2011	1,749,874	436,920	191,131	63,851	8,190	2,449,966
Net balances at December 31, 2012	1,749,874	436,920	230,983	13,122	8,407	2,439,306
Net balances at December 31, 2013	1,749,874	436,920	443,850	6,489	2,595	2,639,728

The Company has goodwill arising from the excess of the purchase price over the fair value of net assets of the acquired companies, calculated on the purchase date, based on expectations of future profitability.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

15. Intangible assets – continued

The licenses acquired in connection with business combinations and accounted for based on their fair values at their acquisition date are not amortized once they have an indefinite useful life. As described in note 1, in November 2012, the referred licenses migrated to the Conditional Access Service (SEAC), which have an indefinite useful life.

Intangible assets with indefinite useful life are represented mainly by software internally developed together with specialized companies or adapted for use of the Company based on existing softwares available in the market, which are amortized over 60 months, and by the customer portfolio, which is amortized over 72 months. The amortization expense is recorded as general and administrative expenses in the income statements.

The Company tests its goodwill for impairment at least annually based on its value in use using the discounted cash flow model on the lowest appropriate cash-generating unit. The Company operates in a single segment and has a single cash generating unit since it uses a single cable system to provide all of its services to its customers and all decisions taken are based on consolidated financial and operating data. The amortization expense is recorded as general and administrative expenses.

The process of evaluating the value in use includes the use of assumptions, opinions and estimates of future cash flows, growth and discount rates. Assumptions of cash flow and growth rate projections are based on the Company’s annual budget and long-term business plan approved by the Administrative Board. These premises, still considerate, comparable market data, which represent management’s best estimate of economic conditions of the cash generating unit.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

15. Intangible assets – continued

Key assumptions for the value in use estimate, to which asset recovery is more sensitive, are described below:

•         Revenue – Revenues were projected on the basis of the Company’s budget of the next fiscal year and business plan covering the period of 2014 – 2018, taking into account the growth of the connected households base, the mix of multiservice offered to pay TV subscribers, broadband Internet and voice.

•         Costs and operating expenses – The costs and expenses were projected on the basis of the Company’s historical performance, and expense growth was projected in line with the growth of the connected homes base taking into account the expected volume of new sales, installations and changes in mix of products designed by management.

•         Capital investments – Investments in property and equipment were estimated on the basis of the infrastructure required to support the growth of the connected homes base, investments for renewal and maintenance of cable network and technological changes needed to enable the continuous offer of value-added multiservice to the base of connected households.

Key assumptions were made considering the Company’s historical performance, the current dynamics and market forecasts of pay TV, broadband internet, voice and reasonable macroeconomic assumptions consistent with external information sources based on financial market projections documented and approved by the Company’s management.

Consistent with standard valuation techniques, evaluation of value in use was made for a 5-year period and thereafter takes into account the potential for the company to operate for an indeterminate period. Income growth rates applied are consistent with long-term macroeconomic expectations and significant demographic data available, which are reviewed on a yearly basis based on the historical performance and perspectives of the sector where the Company operates. The nominal growth rate used to extrapolate the projections beyond the 5-year period was zero per annum.

Estimated future cash flows were discounted at a single discount rate of twelve point seventy per cent in this fiscal year.

As a result of the impairment testing, management has concluded there has been no impairment of the Company’s intangible assets, even when considering conservative assumptions in a sensible adverse scenario.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

16. Trade accounts payables

	Controlling company		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Domestic suppliers	768,125	598,320	771,698	865,287
Foreign suppliers	30,729	10,012	82,230	41,796
	798,854	608,332	853,928	907,083

The trade accounts payable do not bear interest and usually are settled in 30 days.

In December 2013, the Company entered into with ECAD - Central Bureau for Collection and Distribution, which acts as legal representative of artists and authors in the collection and distribution of royalties, an agreement for payments of the values due to them for the public disclosure of musical compositions in Brazil. The amounts payable, in excess of the agreement entered into, were reversed, and R$227,976 were recognized as a reduction of other costs and R$159,870 as finance income.

The Company entered into a new contract with the ECAD, in force between January 2014 and June 2016, with amounts monthly fixed and annually adjustable based on IGP-M.

17.  Accounts payables – programming suppliers

	Controlling company		Consolidated
Description	12/31/2013	12/31/2012	12/31/2013		12/31/2012
Related parties
G2C Globosat Comercialização de Conteúdos S.A.	127,599	46,471	136,122		101,448
DLA, Inc (Digital Latin America, LLC).	7,176	650	7,176	-	2,915

Third parties	103,857	81,950	103,869		85,097
	238,632	129,071	247,167		189,460

The table below shows programming incurred costs with third and related parties:

	Operating results

	Controllling Company		Consolidated
Companies	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Related parties
G2C Globosat Comercialização de Conteúdos S.A.	(862,605)	(556,059)	(1,461,932)	(1,198,900)
DLA, Inc (Digital Latin America, LLC).	(49,506)	(12,273)	(76,599)	(31,627)

Third parties	(419,453)	(264,910)	(706,784)	(565,331)

	(1,331,564)	(833,242)	(2,245,315)	(1,795,858)

The G2C Globosat Comercialização de Conteúdos S.A (G2C) serves as the agent and negotiates with producers and audiovisual programming suppliers for the acquisition of Brazilian content, of which agreements are valid until November 2015.

Currently, contracts for the acquisition of program content are negotiated directly by the Company. The maturity of these contracts are negotiated as the Company's internal politics, with a maximum term of three years.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

18. Debt

			Effective interest rate per annum		Controlling company
	Currency	Nominal interest rate per annum	12/31/2013	12/31/2012	12/31/2013			12/31/2012
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	8.15%	8,65%	9,622	1,800	11,422	20,735	3,699	24,434
Finame PSI	R$	3.0 to 8.70%	3.86%	5,10%	156,522	286,032	442,554	23,438	76,866	100,304
					166,144	287,832	453,976	44,173	80,565	124,738
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8,57%	29,252	816,933	846,185	25,439	711,632	737,071
Banco Inbursa S.A.	US$	7.88%	9.26%	9,26%	3,992	233,321	237,313	-	-	-
					33,244	1,050,254	1,083,498	25,439	711,632	737,071

Total loans and financings					199,388	1,338,086	1,537,474	69,612	792,197	861,809

			Debentures
			12/31/2013	12/31/2012

Ddebentures	R$	107.50% of CDI	4.000	-	292	399,950	400,242	-	-	-
Commercial paper	R$	103.50% and 103.75% of DI	68	68	719,601	-	719,601	686,749	-	686,749

Total					919,281	1,738,036	2,657,317	756,361	792,197	1,548,558

			Effective interest rate per annum		Consolidated
	Currency	Nominal interest rate per annum	12/31/2013	12/31/2012	12/31/2013			12/31/2012
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	8.15%	8,65%	9,622	1,800	11,422	40,321	11,386	51,707
Finame PSI	R$	3.0 to 8.70%	3.86%	5,10%	156,522	286,032	442,554	58,886	191,708	250,594
					166,144	287,832	453,976	99,207	203,094	302,301
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8,57%	29,252	816,933	846,185	25,439	711,632	737,071
Banco Inbursa S.A.	US$	7.88%	9.26%	9,26%	3,992	233,321	237,313	3,473	203,243	206,716
					33,244	1,050,254	1,083,498	28,912	914,875	943,787

Total loans and financings					199,388	1,338,086	1,537,474	128,119	1,117,969	1,246,088

			Debentures
			12/31/2013	12/31/2012

Debentures	R$	107.50% of CDI	4.000	-	292	399,950	400,242	-	-	-
Commercial paper	R$	103.50% and 103.75% of DI	68	68	719,601	-	719,601	686,749	-	686,749

Total					919,281	1,738,036	2,657,317	814,868	1,117,969	1,932,837

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

18. Debt – continued

a)  Loans and financing

Finame and Finame PSI

Since 2007, for the purpose of acquiring digital signal equipment, the Company has received financing using funds from Finame - Government Agency for Machinery and Equipment Financing.

All contracts are effective for five years and are collateralized by the assets financed, with

 For the year ended December 31, 2013, funds raised under this program amounted to R$256,178 (R$7,057 in 2012), and the amount paid was R$60,043 (R$ 50,385 in 2012) in company and R$104,970 (R$111,821 in 2012) in consolidated.

Bank Credit Notes

On May 18, 2012, the Company settled the credit notes in the amount of R$121,196.

Global Notes 2020

On November 4, 2009, the Company issued Guaranteed Notes of US$350 million equivalent to R$593,425, with maturity in January, 2020 and a nominal interest rate of 7.5% per annum, payable semiannually in January 27 and July 27 of each year.

The Notes are guaranteed by all the Company's subsidiaries and can be settled in total or partially at any time.

The Company is required to comply with a number of restrictive covenants related to the outstanding borrowings, such as: maintain consolidated leverage ratio less than 3:1 and debt with the BNDES bank or any international or multilateral development, among others, limited to R$500,000, however, in the prospect of obtaining a credit rating of investment grade from two rating agencies Risk, these restrictions will be suspended.

On December 31, 2013 and 2012, the Company has no noncompliance of the financial items mentioned above.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

18. Debt – continued

a)    Loans and financing – continued

Banco Inbursa S.A.

On June 19, 2008 the Company, executed a borrowing arrangement with Banco Inbursa S.A., a Mexican bank which is affiliated with the conglomerate Grupo Carso. Grupo Carso also includes Mexico’s national telephone company Telmex Group, which is an indirect stockholder of the Company. The borrowing in the amount of US$200,000 (equivalent to R$319,520) is repayable in 3 annual installments on June 2017, 2018 and 2019.

Interest is payable semi-annually, on October 15 and April 15 of each year. The Company may, at its option, prepay the borrowing in whole or in part at any time from June 2013. This borrowing is guaranteed by the subsidiary Reyc Comércio e Participações Ltda.

On December 26, 2012, the Company settled R$223,751, of which R$207,650 (equivalent to US$ 100 million) for the principal and R$16,101 relating to premium and interest.

During the year ended at December 31, 2013, the Company paid interest in the amount of R$19,220 in the controlling (R$21,137 in the controlling and R$35,786 in the consolidated in 2012).

The Company’s main commitment related to this outstanding borrowing is maintenance of the consolidated interest coverage ratio above 2.

At December 31, 2013 and 2012, the Company complied with the financial items mentioned above.

b)       Debentures and Commercial papers

       Debentures

At December 1, 2006, the Company completed its 6th debenture issuance by offering 58,000 simple debentures, of the nominal amount, single series, par value, non-secured and subordinated type in the amount of R$580,000.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

18. Debt – continued

b)     Debentures and Commercial papers – continued

       Debentures – continued

On May 18, 2012, the Company settled all the public debentures of the 6th issue totaling R$611,792, of which R$580,000 refers to the principal amount, R$30,701 to interest and R$1,091 award paid to bondholders for early settlement. The resources used for these payments were obtained through mutual contracts with the Company's indirect controlling shareholder.

On December 27, 2013, the Company issued 4,000 debentures of the 7th issue, not convertible into shares, registered, book-entry, without issuance of certificates in a single series, unsecured, in the total nominal value of R$400,000. This issuance was subject to public offering for distribution of restricted placement efforts, on a best effort basis, targeting public qualified investors, pursuant to CVM Instruction No. 476.

The debentures are entitled to interest at the accumulated variation of the average daily rates of DI - Interbank of 107.50%.

The payment of the remuneration will be made semiannually from the date of issuance, every year on June 27 and December 27, with the first payment on June 27, 2014 and the last payment on final maturity date on December 27, 2016.

Regarding this debt, the Company must observe a series of restrictions, such as:

-Use the proceeds from the issuance as provided for in the Indenture;
-Always keep updated its registration as a listed company at CVM and make available to the    Fiduciary Agent the developed and approved financial statements;
-Report any noncompliance with pecuniary obligation, and
-Comply with, in all material respects, the laws, rules, regulations or orders.

At December 31, 2013 and 2012, the Company complied with the financial items mentioned above.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

18. Debt – continued

b)     Debentures and Commercial papers – continued

Commercial papers

On November 07, 2012 the Company’ issued 68 commercial promissory notes (Commercial papers), in a single series, with unit face value of R$10,000, totaling up to R$ 680,000, on the issue date, with no guarantees or suretyship and maturing in May, 6 2013.

The par value of the commercial papers will be paid for interest of 103.50% of the accumulated variation of the average daily rates of DI (interbank deposit) a day, which will be paid on the maturity date of the commercial papers.

On May 6, 2013, the Company settled the promissory notes of the first issuance in the total amount of R$703,263, being R$680,000 related to principal and R$23,263 related to interests.

In the same date, the Company issued the second trench of 68 commercial promissory notes, in a single series, with face value of R$10,000 per unit, totaling R$680,000, on the issue date, with no guarantees or suretyship and maturing in May 1, 2014.

The par value of the commercial papers will be paid for interest of 103.50% of the accumulated variation of the average daily rates of DI (interbank deposit) a day, which will be paid on the maturity date of the commercial papers.

c)      Costs of debt

Following shown the amortization schedule of the costs of debt:

Year	Banco Inbursa S.A.	Global Notes 2020	Commercial Papers	Debentures	Total
2014	168	616	53	26	863
2015	182	616	-	25	823
2016	197	616	-	25	838
2017	214	616	-	-	830
2018 – 2020	346	1,129	-	-	1,475
	1,107	3,593	53	76	4,829

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

19. Related parties

a)      Compensation

1-     Compensation to the key management personnel

The amount of the compensation of the Company’s executive officers and board of directors, is shown below:

	Controlling Company and Consolidated
	12/31/2013	12/31/2012
Compensation	3,564	3,392
Profit participation plan	7,270	7,491
	10,834	10,883

2 - Compensation of the Fiscal Council

Additionally, the Company informs that the compensation  of the Fiscal Council for the three years ended December 31, 2013 and 2012 was R$468 and R$427.

b)      Subsidiaries, stockholders and entities under the common control

The main balances of assets, liabilities, revenues and expenses in December 31, 2013 and December 31, 2012, arising from the transactions between related parties are as follows:

	Controlling company

	Assets

	Related parties		Programming receivable	Interest on equity	Advance		Total
Companies
	12/31/2013	12/31/2012	12/31/2012	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Subsidiaries

Net Brasil Serviços de Televisão por Assinatura S.A.	25	-	-	-	-	-	25	-
Net São Paulo Ltda.(*)	-	72,796	29,894	27,145	-	-	-	129,835
Net Rio Ltda.(*)	-	82,076	14,632	33,984	-	-	-	130,692
Net Brasília Ltda. (*)	-	20,337	3,836	14,259	-	-	-	38,432
Reyc Comércio e Participações Ltda.	-	14,449	-	-	-	-	-	14,449
Other	-	163	167	-	-	-	-	330
	25	189,821	48,529	75,388	-	-	25	313,738
Entities under the common control
Primesys Soluções Empresariais S.A.	4,183	391	-	-	-	-	4,183	391
Editora Globo S.A.	-	-	-	-	571	-	571	-
Cablena do Brasil Ltda.	-	-	-	-	-	1,097	-	1,097
Procisa do Brasil Proj. Cost. e Inst. Ltda.	-	-	-	-	2,500	-	2,500	-
Claro	4,815	-		-	-	-	4,815	-
Other	328	75		-	-	-	328	75
	9,326	466	-	-	3,071	1,097	12,397	1,563

Total Assets	9,351	190,287	48,529	75,388	3,071	1,097	12,422	315,301

Current assets	9,326	32,576	48,529	75,388	3,071	-	12,397	156,493
Non-current assets	25	157,711	-	-	-	1,097	25	158,808

 (*) subsidiaries incorporated by the controlling company in, 2013 (see note 13).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

	Consolidated
	Assets
	Accounts receivable		Advances		Total
Companies	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012

Entities under the common control
Globosat Programadora Ltda.	251	106	-	-	251	106
Primesys Soluções Empresariais S.A.	4,183	408	-	-	4,183	408
Telmex do Brasil Ltda.	77	70	-	-	77	70
Procisa do Brasil Proj. Cost. e Inst. Ltda.	-	-	2,500	-	2,500	-
Claro	4,815	-	-	-	4,815	-
Editora Globo S.A.	-	-	571	-	571	-
Cablena do Brasil Ltda.	-	-	-	1,097	-	1,097
	9,326	584	3,071	1,097	12,397	1,681

17
	Controlling company
18
	Liabilities
19
	Suppliers		Programming suppliers		Debt	Related parties		Total
Companies
	12/31/2012	12/31/2012	12/31/2012	12/31/2012	12/31/2013	12/31/2013	12/31/2012	12/31/2012	12/31/2012
Subsidiaries

Reyc Comércio e Part. Ltda.
	-	-	-	-	-	65,072	42,017	65,072	42,017
Jacarei Cabo S/A (*)
	-	-	-	-	-	-	3,128	-	3,128
614 Serviços de Internet João Pessoa Ltda.(*)
	-	-	-	-	-	-	800	-	800

	-	-	-	-	-	65,072	45,945	65,072	45,945
Stockholders
Embratel (**)
	139,932	103,506	-	-	-	211,423	71,966	351,355	175,472

	139,932	103,506	-	-	-	211,423	71,966	351,355	175,472
Entities under the common control

G2C Globosat Comercialização de Conteúdos S.A.	-	-	127,599	46,471	-	-	-	127,599	46,471
Banco Inbursa S.A. (not include the cost of debt)
	-	-	-	-	238,420	-	-	238,420	-
Procisa do Brasil Proj Con e Inst Ltda
	438	1,056	-	-	-	-	-	438	1,056
Cablena do Brasil Ltda,
	10,835	1,463	-	-	-	-	-	10,835	1,463
Claro
	1,993	556	-	-	-	-	-	1,993	556
Primesys Soluções Empresariais S.A.
	6,060	4,559	-	-	-	-	-	6,060	4,559
DLA,.Inc (Digital Latin America, LLC).
	207	-	7,176	650	-	-	-	7,383	650
América Móvil
	-	-	-	-	-	1,839,929	-	1,839,929	-
Other
	1,730	346	-	-	-	-	-	1,730	346

	21,263	7,980	134,775	47,121	238,420	1,839,929	-	2,234,387	55,101

Total Liabilities	161,195	111,486	134,775	47,121	238,420	2,116,424	117,911	2,650,814	276,518

Current assets	161,195	111,486	134,775	47,121	4,160	1,436,109	113,982	1,736,239	272,589
Non-current assets	-	-	-	-	234,260	680,315	3,929	914,575	3,929

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

	Consolidated
	liabilities
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Stockholders
Embratel (**)	139,932	169,312	-	-	-	-	211,423	120,557	351,355	289,869
	139,932	169,312	-	-	-	-	211,423	120,557	351,355	289,869
Entities under the common control
G2C Globosat Comercialização de Conteúdos S.A.	-	-	136,122	101,448	-	-	-	-	136,122	101,448
Banco Inbursa S.A. (not include the cost of debt)	-	-	-	-	238,420	207,979	-	-	238,420	207,979
Claro	1,993		-		-		-		1,993
Cablena do Brasil Ltda,	10,835	1,579	-	-	-	-	-	-	10,835	1,579
América Móvil.	-	-	-	-	-	-	1,839,929	686,585	1,839,929	686,585
Procisa do Brasil Proj.Cons. e Inst.Ltda.	438	3,195	-	-	-	-	-	-	438	3,195
DLA, Inc. (Digital Latin América LLC).	207	-	7,176	2,915	-	-	-	-	7,383	2,915
Primesys Soluções Empresariais S.A.	6,090	4,787	-	-	-	-	-	-	6,090	4,787
Other	1,730	1,009	-	-	-	-	-	-	1,730	1,009
	21,293	10,570	143,298	104,363	238,420	207,979	1,839,929	686,585	2,242,940	1,009,497

Total liabilities	161,225	179,882	143,298	104,363	238,420	207,979	2,051,352	807,142	2,594,295	1,299,366

Current liabilities	161,225	179,882	143,298	104,363	4,160	3,629	1,371,352	127,142	1,680,035	415,016
Non-current liabilities	-	-	-	-	234,260	204,350	680,000	680,000	914,260	884,350

(**) Balances relating to transfer are substantially on account of the Net Fone and contracting of Link Internet.
Increase in the year ended December 31, 2013 and 2012 is due to the increase of business volume between parties.

Intercompanies loans with América Móvil:

Date	Interests	Way of payment of interests	Maturity date of the principal	Currency	Original values
8/05/2012	CDI plus a spread of 1,08% per year	Semiannually	15/05/2017	R$	680,000
6/03/2013	104% of the CDI	End of the contracts	23/03/2014	R$	540,000
26/06/2013	104% of the CDI	End of the contracts	23/06/2014	R$	150,000
12/07/2013	Libor plus a spread of 1.2%	End of the contracts	09/07/2014	US$	90,000
13/09/2013	9.10% per year	End of the contracts	10/09/2014	R$	200,000

The Company used proceeds from those loans to settle other loans agreements and increase equity of some subsidiaries as described in note 13 and the remainder being applied, substantially, in purchases of fixed assets.

The total amount of intercompany loans at December 31, 2013 is R$1,839,929.

The Company used the proceeds from these contracts for settlement of the intercompany loans, debentures of the 6th issue, debt related to Bank Credit Notes and to increase the capital of certain subsidiaries, and the remaining balance was substantially allocated to purchases of fixed assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

Prepaid used rights for use and deferred revenues:

The continuity schedule of prepaid used rights for use and deferred revenues in transactions with Embratel is as follows:

	Controlling company
	Assets		Liabilities
	Prepaid used rights		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets
Balance at 12/31/2011	120,804	225,802	99,117	185,262	19,581	46,932	118,698	232,194
Write-offs	(120,804)	-	(99,116)	-	-	(20,547)	(99,116)	(20,547)
Transfers	118,785	(118,785)	97,459	(97,459)	(1,169)	1,169	96,290	(96,290)
Balance at 12/31/2012	118,785	107,017	97,460	87,803	18,412	27,554	115,872	115,357
Additions for incorporation	47,525	5,143	73,141	7,817	11,334	7,969	84,475	15,786
Additions	-	-	-	-	-	1,703	-	1,703
Write-offs	(128,011)	-	(111,530)	-	(20,461)	-	(131,991)	-
Transfers	112,160	(112,160)	95,620	(95,620)	19,353	(19,353)	114,973	(114,973)
Balance at 12/31/2013	150,459	-	154,691	-	28,638	17,873	183,329	17,873

	Consolidated
	Assets		Liabilities
	Prepaid used rights		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets
Balance at 12/31/2011	169,844	317,463	174,622	326,396	34,430	81,306	209,052	407,702
Additions	-	-	-	-	-	152	-	152
Write-offs	(169,844)	-	(174,623)	-	-	(36,496)	(174,623)	(36,496)
Transfers	167,004	(167,004)	171,704	(171,704)	(3,261)	3,261	168,443	(168,443)
Balance at 12/31/2012	167,004	150,459	171,703	154,692	31,169	48,223	202,872	202,915
Additions	-	-	-	-	-	1,703	-	1,703
Write-offs	(167,004)	-	(171,704)	-	(34,584)	-	(206,288)	-
Transfers	150,459	(150,459)	154,692	(154,692)	32,053	(32,053)	186,745	(186,745)
Balance at 12/31/2013	150,459	-	154,691	-	28,638	17,873	183,329	17,873

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

19. Related parties – continued

b)         Subsidiaries, stockholders and entities under the common control – continued

	Controlling company

	Operating/financial results for the years ended December 31, 2013 and 2012

	Services revenue and transfer of administrative expenses		Finance		Telecommunications expenses and amortization		Rental revenues/ Telecommunications		Programming		Commissions / programming guide		Total
Companies
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Subsidiaries

Net São Paulo Ltda.	233,737	215,769	1,482	(1,016)	-	-	-	-	-	-	-	-	235,219	214,753
Net Rio Ltda.	100,518	101,561	1,843	4,022	-	-	-	-	-	-	-	-	102,361	105,583
Net Brasília Ltda.	25,940	27,519	639	2,874	-	-	-	-	-	-	-	-	26,579	30,393
Reyc Comércio e Participações Ltda.	-	-	3,247	4,764	-	-	-	-	-	-	-	-	3,247	4,764
Other	1,373	1,402	(406)	(611)	-	-	-	-	-	-	-	-	967	791

	361,568	346,251	6,805	10,033	-	-	-	-	-	-	-	-	368,373	356,284
Stockholders

Embratel	-	-	(13,189)	(1,652)	(629,100)	(483,126)	476,116	367,432	-	-	-	-	(166,173)	(117,346)
	-	-	(13,189)	(1,652)	(629,100)	(483,126)	476,116	367,432	-	-	-	-	(166,173)	(117,346)
Entities under common control
Banco Inbursa S.A. (not include the cost of debt)	-	-	(17,650)	(50,646)	-	-	-	-	-	-	-	-	(17,650)	(50,646)
G2C Globosat Comercialização de Conteúdos S.A.	-	-	-	-	-	-	-	-	(1,461,932)	(556,059)	(1,985)	(1,077)	(1,463,917)	(557,136)
Primesys Soluções Empresariais S.A.	-	-	-	-	(23,837)	(19,574)	21,174	2,412	-	-	-	-	(2,663)	(17,162)
Procisa do Brasil Proj. Cost. e Inst. Ltda.	-	-	-	-	(8,485)	-	-	-	-		-		(8,485)	-
Claro	-	-	-	-	(8,856)	(7,854)	5,294	-	-	-	-	-	(3,562)	(7,854)
Editora Globo	-	-	-	-	-	-	-	-	-	-	(2,370)	(3,226)	(2,370)	(3,226)
DLA Inc (Digital Latin America, LLC).	-	-	-	-	(207)	-	-	-	(76,599)	(12,273)	-	-	(76,806)	(12,273)
América Móvil	-	-	(60,689)	-	-	-	-	-	-	-	-	-	(60,689)	-
Other	-	-	-	-	(910)	(2,524)	700	234	-	-	(1)	(1)	(211)	(2,291)

	-	-	(78,339)	(50,646)	(42,295)	(29,952)	27,168	2,646	(1,538,531)	(568,332)	(4,356)	(4,304)	(1,636,353)	(650,588)

	361,568	346,251	(84,723)	(42,265)	(671,395)	(513,078)	503,284	370,078	(1,538,531)	(568,332)	(4,356)	(4,304)	(1,434,153)	(411,650)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

	Consolidated
	Operating results / financial
	Ten- month year ended December 31

	Rental revenues / telecommunications		Finance		Telecommunication expenses		Programming		Commissions / programming guide		Total
Companies

	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Stockholders
Embratel

	767,869	703,539	(27,582)	(17,308)	(898,187)	(764,328)	-	-	-	-	(157,900)	(78,097)
	767,869	703,539	(27,582)	(17,308)	(898,187)	(764,328)	-	-	-	-	(157,900)	(78,097)
Entities under the common control

G2C Globosat Comercialização de Conteúdos S,A,	-	-	-	-	-	-	(1,461,932)	(1,198,900)	(1,985)	(1,894)	(1,463,917)	(1,200,794)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(3,378)	(6,092)	(3,378)	(6,092)
Banco Inbursa S.A. (not include the cost of debt)	-	-	(49,661)	(85,694)	-	-	-	-	-	-	(49,661)	(85,694)
America Movel. S.A.B de C.V.	-	-	(118,609)	(36,912)	-	-	-	-	-	-	(118,609)	(36,912)
Telmex do Brasil Ltda.	83	119	-	-	-	-	-	-	-	-	83	119
Claro	5,294	-	-	-	(11,913)	(12,639)	-	-	-	-	(6,619)	(12,639)
Primesys Soluções Empresariais S.A.	21,402	2,517	-	-	(25,253)	(21,448)	-	-	-	-	(3,851)	(18,931)
Procisa do Brasil Proj. Cost. e Inst. Ltda.	-	-	-	-	(19,767)	(13,489)	-	-	-	-	(19,767)	(13,489)
DLA, Inc (Digital Latin America, LLC).	-	-	-	-	(207)	-	(76,599)	(31,627)	-	-	(76,806)	(31,627)
Other	1,298	1,378	-	-	(909)	(425)	-	-	(1)	-	388	953
	28,077	4,014	(168,270)	(122,606)	(58,049)	(48,001)	(1,538,531)	(1,230,527)	(5,364)	(7,986)	(1,742,137)	(1,405,106)
	795,946	707,553	(195,852)	(139,914)	(956,236)	(812,329)	(1,538,531)	(1,230,527)	(5,364)	(7,986)	(1,900,037)	(1,483,203)

The balances with the controlled companies are subject to interest of 12% p.a., with an indeterminate maturity date.

The values and conditions of the programming contracts and pay-per-view (PPV) events carried out with Organizações Globo related companies such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, Universal Channel, For Man, Playboy, Vênus and Private. The contracts related to Video On Demand are carried out with the subsidiary of America Móvil, DLA,Inc.

The program schedule guides for channels are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A..

Combo Multi:

In September 2013, the Company launched the Combo Multi, which adds mobile telephony, in partnership with Claro, to its portfolio of telecommunications services. With this, the Company starts offering integrated video, broadband, fixed and mobile telephony ("quadruple play").

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

The contract between the Company and Claro has as main objective the joint provision of Personal Mobile Service (PMS), for which Claro is authorized by Anatel. The proceeds from this partnership will be shared between the two parties.

In the year ended December 31,, 2013, the effects on the results of the Company arising from the mobile services are not significant.

The main aim of the partnership between the Company and Embratel is the offer of voice services based on Embratel licenses for fixed line telephony services (“Serviço Telefônico Fixo Comutado – STFC”), multimedia service (“Serviço de Comunicação de Multimídia – SCM”) and/or through any other structure best suited to development by the parties involved, through the use of the Company's cable network to access final customers, with the simultaneous use of Embratel's communications network.

The Company transactions involving the companies associated with Embrapar are recorded based on prices and conditions defined as follows:

a)             Prepaid rights for use

a.1) Net Fone revenue — At December 31, 2009, Embratel invested R$873,539 in the irretractable  and indefeasible acquisition of the right to use the transmission capacity of 3 GBs generated by the coaxial Company’s network, for a period of five years renewable for the same period through future negotiations between the parties. The invested value, which was paid in cash, and account as deferred revenue to be amortized under the terms of the contract in 60 months, is consistent with the usage of the capacity by Embratel during the period and considers the finance discount related to the prepayment. Any excess usage is charged on monthly basis.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

  a.2) Link internet - The Company provides an Internet access service known as NetVirtua broadband service using Embratel's IP backbone infrastructure. At December 31, 2009, the Company invested R$849,632 in irretractable and irreversible acquisition of a 45 GBs transmission capacity generated for 5 years renewable for a same period through future negotiations between the parties classified as prepaid rights for use. The invested value, which was paid in cash, and recorded as an asset to be amortized under the terms of the contract in 60 months, is consistent with the usage of the capacity by the Company during the period and considers the finance discount related to the prepayment. The excess usage of any monthly capacity is charged according to a specific agreement and recorded as cost of services rendered.

b) Other services – Remunerated on the basis of percentage of costs incurred by each project. As per the agreement, these services are paid in advance by Embratel and are recorded as deferred revenues in the balance sheet.

c) Network access revenue –  Remunerated on the basis of specific contract according with the transmission speed.

d) Optic fiber lease revenue – Remunerated in accordance with specific contract including condition referred between the parties, and  the services are paid in advance by Embratel and accordingly the prepayments are recorded as deferred revenue in the balance sheet.

e) Revenues from PME (services for small and medium businesses) – These services are remunerated under specific contractual conditions at 50% of net amount of accounts invoiced by Embratel, net of taxes and interconnection fees.

f) Communication expenses such as voice channel and fixed line telephone are recorded based on prices and contract conditions.

g) The Company has a services agreement with Primesys (SCM) controlled by Embratel and the Procisa (network maintenance), a subsidiary of America Móvil.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

Transactions with related parties listed above, are generally carried on market terms. Regarding to those transactions with peculiar trading conditions characteristics are established aiming at the economic and financial balance between the parties involved.

In accordance with the provisions of Law No. 9,249/95, the subsidiaries accounted for interest on equity based on Interest Rate (TJLP) in the current fiscal year, totaling R40,533 (R$59,071 at December 31, 2012). As required by tax legislation, such interest on equity was recorded in financial expenses, less 15% of withholding tax, amounting to R$6,080 (R$ 8,861 at December 31, 2012). In the financial statements, such interest was eliminated from the financial income for the year and deducted from investments in contrast to current assets.

20. Commitments and provisions

I)      Commitments

The Company has several firm agreements with suppliers as follows:

	Rental of poles	Rental of ducts	Rental of offices	Support of Equipment	Aquisição de imobilizado	Total
2014	176,367	10,769	46,665	4,508	48,349	286,658
2015	184,667	11,276	48,861	-	-	244,804
2016	193,127	11,793	51,099	-	-	256,019
2017	201,975	12,333	53,440	-	-	267,748
2018	211,228	12,898	55,888	-	-	280,014
2019 a 2023	1,207,391	73,725	319,460	-	-	1,600,576
Total	2,174,755	132,794	575,413	4,508	48,349	2,935,819

II)   Provisions

The Company and its subsidiaries are involved in legal and administrative proceedings before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax delinquency notices, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. In addition, it is not possible to predict when these cases will be settled, as they are dependent on factors outside the Company management’s control. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings and, based in its legal advisors, pending judicial analysis a prior experience in the claim amounts, constituted provision considered enough to cover probable losses in the proceedings in course, as follows:

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

20. Commitments and provisions – continued

II)   Provisions – continued

	Controlling company		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Labor / Social security	111,807	38,814	111,807	64,609
Civil	113,780	47,119	113,780	84,358
Tax	418,626	146,996	428,743	237,486
	644,213	232,929	654,330	386,453

Current	16,467	5,807	16,467	10,700
Non-Current	627,746	227,122	637,863	375,753

	Controlling company
	Labor / Social security	Civil	Tax	Total
Balances at December 31, 2011	25,830	33,834	367,462	427,126
Additions	30,592	19,729	3,268	53,589
Inflation adjustments	642	21,917	16,830	39,389
Amounts used	(12,127)	(11,554)	(12,639)	(36,320)
Unused amounts reversed	(6,123)	(16,807)	(227,925)	(250,855)
Balances at December 31, 2012	38,814	47,119	146,996	232,929
Additions	48,850	41,088	44,434	134,372
Additions for incorporation	41,529	45,615	87,263	174,407
Inflation adjustments	611	8,968	173,753	183,332
Amounts used	(15,049)	(24,828)	(1,038)	(40,915)
Unused amounts reversed	(2,948)	(4,182)	(32,782)	(39,912)
Balances at December 31, 2013	111,807	113,780	418,626	644,213

	Consolidated
	Labor / Social security	Civil	Tax	Total
Balances at December 31, 2011	42,295	53,534	455,449	551,278
Additions	50,808	43,329	6,495	100,632
Inflation adjustments	646	36,755	18,531	55,932
Amounts used	(20,481)	(26,006)	(12,639)	(59,126)
Unused amounts reversed	(8,659)	(23,254)	(230,350)	(262,263)
Balances at December 31, 2012	64,609	84,358	237,486	386,453
Additions	70,912	60,016	46,512	177,440
Inflation adjustments	613	14,223	178,584	193,420
Amounts used	(21,175)	(40,004)	(1,039)	(62,218)
Unused amounts reversed	(3,152)	(4,813)	(32,800)	(40,765)
Balances at December 31, 2013	111,807	113,780	428,743	654,330

   a) Labor provisions

In December 31, 2013, labor claims involving the Company and its subsidiaries comprise 3,844 (1,677 in 2012) lawsuits in the controlling company and (2,861 in 2012) in the consolidated, mainly arising from claims of secondary liability, besides some claims arisen from own employees. The Company made judicial deposits of R$40,791 at December 31, 2013 (R$11,685 at December 31, 2012 in the controlling company, and R$20,165 at December 31, 2012), in the consolidated basis, in relation to labor cases.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

20. Commitments and provisions – continued

II)   Provisions – continued

b) Civil provisions

Civil claims relate mainly to service contract terminations, improper collection and negative credit reports (supposedly undue), advertising disputes, channel availability, occupational accidents (own employees or outsourced staff), accidents involving third parties other than staff or service providers and claims objecting to certain items in the standard contract adopted by operators, in particular in relation to the increase in monthly fees in April 1999 and government agencies processes. The main appeals in these civil proceedings mainly relate to indemnifications for moral. The Company has judicial deposits in the amount of R$34,103 at December 31, 2013 (R$24,246 at December 31, 2012 in the controlling company, and R$30,236 at December 31, 2012 in the consolidated basis), in relation to civil cases.

c) Tax

Tax charges and contributions calculated and collected by the Company and its subsidiaries, and their income statements, tax and company records, are subject to examination by tax authorities for varying periods under applicable legislation.

The following are the most significant tax and social security contingencies:

a.      Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

The Company maintains provisions amounting to R$290.424 at December 31, 2013 (R$45,355 in company and R$89,823 in consolidated at December 31, 2012), referring to ICMS tax on access provider, discounts and cancellations, loss of agreement, publicity and also on other revenues.

At December 31, 2013, due to favorable outcome in the proceedings filed in 2001, in which the Company discusses alleged noncompliance with the conditions granted in the ICMS agreement, the Company complemented the recorded provision by R$206,220.

Due to favorable outcome in contingencies involving ICMS, for the year ended December 31, 2013, the Company reversed provisions amounting to R$11,821 (R$34,750 in company and R$34,941 in consolidated at December 31, 2012).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

20. Commitments and provisions – continued

II)   Provisions – continued

c)      Tax– continued

b. Financial Transaction Tax (IOF)

The Company has centralized cash management and cash transfers made under a current intercompany account. However, practices adopted in the past and  in view of certain adverse court decisions as to the applicability of this law, the Company has a provision of R$89,874 at December 31, 2013 (R$79,441 at December 31, 2012) in the controlling company and R$92,027 at December 31, 2013 (R$101,838 at December 31, 2012) in the consolidated basis.

Due to favorable outcome in contingencies involving IOF, for the year ended December 31, 2013, the Company reversed provisions of  R$15,232 (R$1,346 in 2012) in company and R$15,251 (R$1,729 in 2012) in consolidated.

c.       Withholding tax (IRRF) on foreign currency bonds

During the process of restructuring of debts in foreign currency started in 2003, and the supposed effect on payment of withholding tax on the interest on these debts, the Company understands that although such operations, by law at the time, were not subject to pay this tax, maintained conservatively provision to face with this risk.

Because of favorable outcome in contingencies involving IRRF, during the year ended December 31, 2012, the Company reversed in the amount of  R$160,790, registered as finance results, in the controlling company and in the consolidated basis.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

20. Commitments and provisions – continued

III) Contingent liabilities not recorded

Besides the contingencies mentioned above, at December 31, 2013, there are other ongoing legal proceedings amounting to R$1,547,726 (R$762,094 at December 31, 2012)  in the controlling company and R$1,577,420 (R$1,459,905 as of December 31, 2012) in the consolidated basis, which legal advisors assess as possible but not probable losses and thus, no provisions were recorded. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings.

The most significant cases in which risk of loss were rated as possible are summarized below:

            a. Disallowance of expenses - Income tax and social contribution

                                    .

In December 21, 2009, the Company through its subsidiary Net São Paulo Ltda. received a  tax assessment issued by the Brazilian Internal Revenue Service questioning part of the expenses considered as deductible in its calculation of income tax and social contribution bases in the period between 2004 to 2008 amounting to R$403,389 and R$143,914, respectively. Based on the decision at first instance rendered in 2010, these amounts were reduced to R$274,126 and R$97,821. The amounts of these proceedings at December 31, 2013 totaled R$351,238 IRPJ and R$125,339 CSLL (December 31, 2012 totaled R$328,184 IRPJ and R$117,112 CSLL).

During the year ended on December 31, 2012, the Company received a tax assessment issued by the Brazilian Internal Revenue Service questioning part of the expenses considered as deductible in its calculation of income tax and social contribution bases in the period between 2007 and 2008 related to its subsidiaries Net Belo Horizonte Ltda. and Net Rio Ltda. in the amount of R$75,764(income tax) and R$25,701 (social contribution). The adjusted values of these proceedings at December 31, 2013 totaled R$84,287for IRPJ and R$25,551 for CSLL.

For the year ended December 31, 2013, the Company received a tax delinquency notice served by the Brazilian Internal Revenue Service questioning part of the expenses considered as deductible in its calculation of income and social contribution tax bases from 2007 to 2010, related to its subsidiary Net Brasilia Ltda., amounting to R$27,382 for income tax and R$9,857 for social contribution tax.

The Company’s lawyers believe that these expenses are in accordance with tax legislation, so there is therefore no motive for disallowance by tax authorities.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

20. Commitments and provisions – continued

III) Contingent liabilities not recorded

   b. Disallowed expenses and non-proven expenses

In 2007, Net Rio received requests from tax authorities alleging not having submitted documents supporting certain registered expenses within the period determined by the tax inspectors. The amounting in December 31, 2013 was of R$37,911 (R$54,342 as of December 31, 2012).                .

On defense, our lawyers believe that these expenses are in accordance with tax legislation, so there is therefore no motive for disallowance by tax authorities.

c. Tax benefit through reduction of ICMS calculation base

On August 12, 2011, the Company was assessed by the Secretary of the Treasury of the State of Sao Paulo for the loss of the tax benefit reducing the ICMS tax base it is entitled to, considering the tax authority alleged that the Company did not include revenues from the rental of equipments in the ICMS tax base. The amount of this assessment at December 31, 2013 was R$293,616 (R$274,195 as of December 31, 2012).

The Company is supported in the interpretation of the Brazilian Superior Court that the rental of equipment should not be confused with a subscription TV service, and therefore, understands that those transactions cannot be taxed by ICMS, and believes there is much less reasons to lose the tax benefit as alleged by the tax authority.

On March 5, 2013, the subsidiary Net São Paulo Ltda. was served by the State Tax Authority of the State of São Paulo for the loss of tax benefit allowing the reduction of ICMS bases, where the tax authority argued for the non-inclusion of certain revenues on the ICMS bases, in 2010 and 2011, amounting to R$89,147. Management, based on the opinion of its legal advisors, consider that the probability of loss in these proceedings is considered possible.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

20. Commitments and provisions – continued

IV) Other information

         Charge for extra outlet

On April 22, 2009, through Resolution no. 528, Anatel prohibited the Pay TV operators from charging their customers for more than one point installed in the home; with however express permission for collection of specific events such as installation, repair of internal network, converters and decoders signal or similar equipment. Faced with controversies still existing in the sector about the subject, Anatel published on March 03, 2010 the sumula 9, clarifying the possibility of free negotiation of the installed equipment to provide the service in additional point. In this sense, management does not expect a material impact on the Company's operating activities as the current marketing model only charges the extra point for the rental of equipment and installation fee per point, under the regulations in force.

21. Equity

Share capital

On December 31, 2013, the Company’s share capital is represented by 114,459,685 ordinary shares and 228,503,916 preferred shares with no par value.

The shareholding structure of the Company's capital at December 31, 2013 is as follows:

Shareholders	Common shares	%	Preferred shares	%	Total	%
Embrapar	58,374,439	51.0	40,235,034	17.6	98,609,473	28.8
Embratel	41,291,952	36.1	186,301,724	81.5	227,593,676	66.4
EG	14,080,704	12.3	-	-	14,080,704	4.1(*)
Other	712,590	0.6	1,967,158	0.9	2,679,748	0.8
Total	114,459,685	100.0	228,503,916	100.0	342,963,601	100.0

(*)Embrapar and Embratel have jointly 51% of the common shares and 25.5% of the total shares of EG.

Share capital may be raised to a maximum of R$6,500,000 without need for a statutory amendment as per article 168 of the Brazilian Corporate Law, as agreed by the Board of Directors, who will determine conditions for the issue as per article 170, paragraph 1 of the Brazilian Corporate Law.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

21. Equity – continued

Share capital – continued

The Company corporate bylaws determine the distribution of a minimum dividend of 25% of net income, adjusted in accordance with Article 202 of the Brazilian Corporate Law.

The preferred shares shall be entitled to vote exclusively on the following matters: (a) transformation, incorporation, merger or split off of the Company; (b) valuation of assets intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of article 9, “iv”, of the Articles of Incorporation; and (d) amendments or revocation of provisions to the Articles of Incorporation which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation - Level 2, instituted by BMF&BOVESPA and they shall also be entitled to vote in regards to the approval of contracts between the Company and its majority stockholders, either directly or through third parties, as well as other companies in which the majority stockholders hold interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

Preferred shares are entitled to the receipt of dividends in cash 10% (ten percent) greater than those paid out on common shares; priority in reimbursement in the event of the Company’s liquidation without premium at the value of stockholders’ equity; and treatment equal to that given to stockholders who exercise the effective power to conduct corporate operation and advice in relation to the Company organs, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in article 27 of the Company’s Articles of Incorporation.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on equal conditions with common shares regarding bonuses distribution. They may also represent two-thirds (2/3) of the total of shares issued by the Company. Their issuance may also be altered to the prior existing proportion between common and preferred shares.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

21. Equity – continued

Stockholders’ agreement

On December 21, 2012, was approved by Anatel the new agreement of shareholders of the Company, whereby the Company's shares may not be transferred, lien or engraved during its term, directly or indirectly, to any third party without the observance of provisions of the Shareholders Agreement of EG including, without limitation, the procedures on transfer, rights of first refusal to purchase and tag-along right provided for in the Shareholders Agreement of EG. The agreement also sets out way of the exercise of voting and holding of general meetings and meetings of the board.                  .

The Board of Directors of the Company consists of 12 (twelve) members and an equal number of alternates, at least 20% (twenty percent) of its members independent directors, as defined in Regulation of Level 2 of Corporate Governance BM& FBOVESPA. According to the current Shareholders' Agreement of the Company, of these twelve (12) members and their respective alternates, ten (10) shall be elected and removed as a nominee exclusive and separately by shareholders Embratel and Embrapar, together.

Capital reserves

Capital reserves are comprised of premium on issuance of shares and debentures and special reserve of goodwill.

The premium on issue of shares is derived from the sale of common and preferred shares held in 2005, which can be used to offset accumulated losses or to increase capital.

The reserve premium on issue of debentures is derived from debentures issued in 2005, which can be used to offset accumulated losses or to increase capital.

The goodwill capital reserve represents the tax effect of the goodwill that was transferred to the Company through the merger. The goodwill reserve amounting to R$45,569 was generated when Globotel Participações S.A. was merged into the Company, and the tax benefits realized may be capitalized in the future in favor of the shareholder  Embratel. The remaining shareholders may exercise their right on the subscription of these shares.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

21. Equity – continued

Capital reserves

At December 31, 2013, the Company transferred R$42,906 (R$1,046 in 2012) of the special goodwill reserve to accumulated losses relating to the tax benefit of Globotel not used by the controlling shareholder, due to the merger of subsidiaries Net Rio Ltda., Net Brasilia Ltda. and Net São Paulo Ltda.

On August 30, 2013, the Company recorded a special goodwill reserve with relation to the downstream merger of GB amounting to R$975,023. Subject to the preemptive rights of noncontrolling interest, the portion of the special goodwill reserve on the tax benefit realized may be capitalized in favor of the shareholders Claro and Embratel.
The value of the tax credit amortized in 2013 did not generate tax benefit, representing cash savings.

22. Guarantees

The Company and some of its subsidiaries have signed surety letters with financial institutions and insurance contracts mainly for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of São Paulo and Rio de Janeiro States, and the Belo Horizonte Federal Tax Office, as follows:

	Controlling company		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Net Serviços de Comunicação S.A.	443,642	73,008	443,642	73,008
Reyc Comércio e Participações Ltda.	-	-	14,070	12,948
Net Rio Ltda. (*)	-	-	-	267,311
Net Brasília Ltda. (*)	-	-	-	7,557
Net São Paulo Ltda. (*)	-	-	-	4,833
	443,642	73,008	457,712	365,657

(*) subsidiaries incorporated by the controlling company in, 2013 (see note 13).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

23. Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent company by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all the dilutive potential common shares into common shares. For the years ended December 31, 2013 and 2012, the Company had no dilutive potential common shares.

The following table shows earnings per share for the years ended December 31, 2013 and 2012 (in thousands, except for earnings per share):

	Controlling company and consolidated
	2013	2012
Numerator
Net income for the year	R$ 176,568	R$ 393,702

Denominator
Weighted average number of common shares	114,459,685	114,459,685
Weighted average number of preferred shares	228,503,916	228,503,916
10% - Preferred shares	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	251,354,308

Denominator for basic and diluted earnings per share	365,813,993	365,813,993

Basic and diluted earnings per common share	R$ 0.48	R$ 1.08
10% - Preferred shares	1.10	1.10
Basic and diluted earnings per preferred share	R$ 0.53	R$ 1.18

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

24. Financial instruments

a)      General considerations

The Company is exposed to market risks arising from its operations. The Company's revenues are generated in Brazilian reais, while the Company debts, some related party transactions and accounts payable to equipment suppliers are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to exchange rate variations, in particular the US dollar. Market values of the Company's key financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. The control policy involves constantly monitoring rates contracted against current market rates. The Company do not make speculative investments in derivatives or other risk assets.

b)      Fair value

Fair values of the main financial liabilities were calculated considering the estimated costs to settle the liabilities on December 31, 2013 and 2012, which includes penalties for early settlement.

Fair values and carrying amounts of the main financial liabilities, net of borrowings costs, are shown below:

	Controlling company
	12/31/2013		12/31/2012
	Carrying amount	Fair value	Carrying amount	Fair Value
Global Notes 2020	846,185	902,072	737,071	843,959
Banco Inbursa S.A.	237,313	284,354	-	-
Finame	453,976	453,976	124,738	124,738
América Móvil	1,839,929	1,839,929	-	-
Debêntures	400,242	409,344	-	-
Commercial Paper	719,601	719,601	686,749	686,749
	4,497,246	4,609,276	1,548,558	1,655,446

	Consolidated
	12/31/2013		12/31/2012
	Carrying amount	Fair value	Carrying amount	Fair Value
Global Notes 2020	846,185	902,072	737,071	843,959
Banco Inbursa S.A.	237,313	284,354	206,716	208,518
América Móvil	453,976	453,976	686,585	686,585
Finame	1,839,929	1,839,929	302,301	302,301
Debêntures	400,242	409,344	-	-
Commercial Paper	719,601	719,601	686,749	686,749
	4,497,246	4,609,276	2,619,422	2,728,112

Other financial assets and liabilities have fair values approximated to their carrying amounts.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

24. Financial instruments

c) Risks impacting on the Company’s business

Foreign exchange rate risk

The Company's results are subject to foreign exchange fluctuations, depending on the effects of exchange rate volatility on liabilities pegged to foreign currencies, particularly the US dollar. The Company's revenues are generated in Brazilian reais, whereas it pays certain equipment and programming content suppliers in foreign currencies.

The Company’s foreign currency exposure on December 31, 2013 is shown below:

	Controlling company	Consolidated
Debt in US dollars:
Current:
Interest on loans and financing	33,244	33,244
Suppliers of equipment and others	30,729	82,230
Programming suppliers	383	383
América Móvil.	212,741	212,741
	277,097	328,598
Non-current:
Loans payable, net of costs of debts	1,050,254	1,050,254
Exposure liability	1,327,351	1,378,852

For the year ended December 31, 2013, the Company recognized profit of R$746 on derivatives (R$240 of loss at December 31, 2012), which was recorded in finance income. In August 2013, the Company ceased taking out derivative financial instruments to hedge against foreign exchange exposure.

At December 31, 2013, the Company had no derivatives with leverage, so little limits for determining the results of appreciation or devaluation of the U.S. dollar against the Brazilian real.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

24. Financial instruments – continued

c)      Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

Sensitivity analysis of foreign exchange rate

At year end, management considered relevant the following risks:

Risk of depreciation of the US dolar
Scenery I	Dólar – 5%	R$ 2.2255
Scenery II	Dólar – 25%	R$ 1.7570
Scenery III	Dólar – 50%	R$ 1.1713

Risk of apreciation of the US dolar
Scenery I	Dólar + 5%	R$ 2.4597
Scenery II	Dólar + 25%	R$ 2.9283
Scenery III	Dólar + 50%	R$ 3.5139

Based on the currency exposure of the Company in December 31, the effects on net income if the exchange rate risks identified above materialize (assuming that all other existing variables remained constant) are as follows:

Controlling company	Exchange rate effects
Transaction	Scenery I - probable	Scenery II	Scenery III
Dollar fall
Debt(*)	54,410	272,049	544,099
Equipment supplier and other	1,536	7,682	15,365
Programming suppliers	19	93	186
América Móvil,	10,637	53,185	106,371
Total	66,602	333,009	666,021

Rise in the dollar
Debt(*)	(54,410)	(272,049)	(544,099)
Equipment supplier and other	(1,536)	(7,682)	(15,365)
Programming suppliers	(19)	(93)	(186)
América Móvil,	(10,637)	(53,185)	(106,371)
Total	(66,602)	(333,009)	(666,021)

Consolidated	Exchange rate effects
Transaction	Scenery I - probable	Scenery II	Scenery III
Dollar fall
Debt(*)	54,410	272,049	544,099
Equipment supplier and other	4,112	20,558	41,116
Programming suppliers	19	93	186
América Móvil	10,637	53,185	106,371
Total	69,178	345,885	691,772

Rise in the dollar
Dollar fall	(54,410)	(272,049)	(544,099)
Debt(*)	(4,112)	(20,558)	(41,116)
Equipment supplier and other	(19)	(93)	(186)
América Móvil	(10,637)	(53,185)	(106,371)
Total	(69,178)	(345,885)	(691,772)

(*) Debt includes interest and is net of the cost of funding

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

24. Financial instruments – continued

c)        Risks impacting the Company’s business – continued

   Interest rate risk

The Company and its subsidiaries’ results are subject to fluctuations due to the variation in interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to floating interest rates as of December 31, 2013 is as follows:

	Controlling company	Consolidated
Finame	453,976	453,976
Commercial paper	719,601	719,601
América Móvil	1,627,188	1,627,188
Debêntures	400,242	400,242
Liability exposure	3,201,007	3,201,007

(-) Financial investments denominated in reais	196,542	196,854
Net exposure	3,004,465	3,004,153

Sensitivity analysis of interest rate risk

At year end, management considered relevant the following risks:

Risk of depreciation of the interest rate
Scenery I	-5%
Scenery II	-25%
Scenery III	-50%

Risk of apreciation of the interest rate
Scenery I	+5%
Scenery II	+25%
Scenery III	+50%

Based on the interest rate exposure (CDI and TJLP) of the Company at December 31, 2013, the effects on net income if the interest rate risks identified above materialize (assuming that all other existing variables remained constant) are as follows:

Controlling company and consolidated	Exchange rate effects
Transaction	Scenery I - probable	Scenery II	Scenery III
Interest rate fall
Commercial paper	13	67	135
América Móvil	26	130	262
Debentures	8	38	78
Total	47	235	475

Rise in the interest rate
Commercial paper	(13)	(65)	(129)
América Móvil	(26)	(127)	(251)
Debentures	(8)	(38)	(74)

Total	(47)	(230)	(454)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

24.  Financial instruments – continued

c)      Risks impacting the Company’s business – continued

Credit risk

Financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-tier private securities with low risk ratings as per the guidelines set by the Company.

The credit risk is concentrated in the subscriber’s accounts receivable and it is reduced by the large number of subscribers that comprise the Company’s subscribers’ base.

   Debt acceleration risk

The Company’s debts contain covenants normally applicable to these types of transactions, in relation to its complying with economic and financial ratios, cash flow requirements and others. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

   Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities as of December 31, 2012.

	Controlling company and Consolidated
Maturity	Finame	Global Notes 2020	Banco Inbursa S.A.	Commercial Paper	America Móvil.	Debêntures	Total
2014	180,403	70,278	21,704	751,467	1,270,774	43,086	2,337,712
2015	168,495	70,278	21,704	-	80,668	46,527	387,672
2016	106,110	70,278	21,704	-	86,243	450,055	734,390
2017	25,035	70,278	99,790	-	724,256	-	919,359
2018	797	70,278	92,556	-	-	-	163,631
2019-2020	-	925,327	82,854	-	-	-	1,008,181
Total	480,840	1,276,717	340,312	751,467	2,161,941	539,668	5,550,945

The amounts presented include principal and interest payments calculated using the dollar exchange rate at December 31, 2013 (R$2.3426/US$ 1) for the debt denominated in US dollars (Global Notes 2020, part of the mutual with America Móvil and Banco Inbursa S.A.). Debentures and other debts denominated in Reais, which are adjusted by the average daily rates of DI - Interbank Deposits, had their projected flows based on their respective dates of payment according to indexes provided by CETIP. The Finame loan was estimated based on the long-term interest rate (TJLP) of 5.0% + 3.15% per year for the entire year and fixed rate between 3.0% and 8.7% per year.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais)

24.  Financial instruments – continued

c)      Risks impacting the Company’s business – continued

Credit risk – continued

Interest payments for US Dollar denominated debt include withholding taxes, is in accordance with the prevailing tax legislation.

25. Insurance

The Company has a policy of contracting insurance coverage for assets subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations.

In August 2012, the Company renewed its policies and the total coverage by insurance line is as follows:

Insurance line

	Main coverage	Maximum coverage p.a.
Multi-risk property insurance	Fire, lightening, explosion, windstorm, electrical damage, theft, valuables inside the establishment, riots, strikes and restoration of records, open fidelity, electronic equipment, furniture and flooding.	307,500
Responsibilities	Civil, operations – commercial/industrial establishments, service provided at the third party establishments of third parties, employer, contingent risks, civil constructions works, crossed civil liability, pain and suffering damages and parking lot valets	2,250
Civil responsibility of the officers and managing officers	Legal defense costs, legal representation expenses and indemnities for financial losses caused to third parties due to errors or omissions incurred in management acts with worldwide coverage.	11,633

2013 Management Report

Dear Sirs:

We hereby submit for the appreciation of the Company’s shareholders, clients, suppliers of products and services, the financial community and the society, the Management Report and the Financial Statements of Net Serviços de Comunicação S.A. (“Company” or “NET”) for the fiscal year ended December 31, 2013, accompanied by the Independent Auditors’ Report

The Company revenues derive mainly from services related to Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”), Voice, in association with Embratel (“NET Fone via Embratel”), mobile phone in association with Claro (“cellular phones”) and Video on Demand services (“NOW”).

In 2013 we obtained again excellent results, keeping the accelerated growth strategy and focus on the quality of services provided. We ended the year with a subscriber base of Pay TV at 6,060 thousand clients, 12.6% growth compared to 2012. The Broadband  base closed the year with 6,436 thousand clients, 17.1% higher than 2012. The number of telephone  lines in service at the end of 2013 was  5,691 thousand lines, 17.3%  greater than 2012.

2013 was a year of excellent results and consolidation of the Company as the largest cable operator in Latin America. Among the highlights of the year are the launch of Combo Multi, the expansion of the offering of high-definition content, through traditional channels or through the NOW, launching of new broadband speeds and increasing the offering of Wi-Fi hotspots at locations of public interest.

In Pay TV, we continue as market leaders, and we were the fastest growing operator in the year, offering the most complete programming and the most consecrated channels of movies, sports, news and varieties. The year marked the beginning of the offering of pay TV NET in many major cities in the country, according to the new regulation of the sector and the national license of operation.

NET also has led the fast adoption of high definition technology in Brazil. The Company ended the year with the mark of 52 high definition channels launched, the largest number of pay TV channels distributed in HD in the market. It is this technological platform that has enabled NET to launch innovative products that transform completely the experience of watching TV, like the NOW (video service on Demand) and NET HD MAX (that includes the digital recording services in the equipment).

Through NOW, the subscribers can watch their favorite programs whenever they want, in a totally personalized way. Many contents of Pay TV are available free to the subscribers. The NOW currently offers over 15 thousand options of content and, has reached 200 million programs watched in 2013.

In Broadband,  Net Virtua remained highlighted, getting the leadership in the fixed broadband market in Brazil. Also, the Company established itself as the broadband that most delivers the contracted speed as measured by Anatel, with the best results in the indicators in several Brazilian states.

Leading the growth of this market and connecting more Brazilian with quality internet, NET has performed important role in the segment, being the pioneer in broadband of megaspeeds in the country. In 2013, the broadband portfolio has evolved again, now offering the new speeds of 30M, 60M and 120M.

The Company offers Wi-Fi in more than six thousand outdoor spots in main cities in Brazil. The service is offered for free benefits to the Company’s broadband clients, which need only use their credentials of login and password registered in the Company’s website to access the internet in the covered regions. NET also kept the partnership with Infraero, providing Internet access in main airports throughout the country. The wi-fi service ensures to our customers the internet access also when they are out of home.

The company also has the largest number of Internet connections in Internet Popular program, developed in partnership with state governments and offers broadband at affordable prices to increase digital inclusion in Brazil.

In Voice Service, the highlight was the launch of Combo Multi, which offers Claro mobile plans within the NET Combos. The great benefit of Combo Multi is the possibility of the client speak freely between Net Fone and Claro’s mobile, all in one bill and one treatment. In addition, clients who hire the four services ("Quadruple Play") TV, Broadband, Fixed telephony and Mobile Phone, receive the double speed NET Virtua.

Net Fone continues in strong growth, leaders in the local fixed telephony portability, with 45% of the total of the portability in the segment. More than 5.7 million active residential and business lines, that make Net Fone the third player in fixed telephony in Brazil. In the world, Net is among the four largest cable operators.

Regarding to Solutions for Business, NET registered a growth of 37% this year, serving professionals such as lawyers and dentists, and small and medium businesses, primarily in the service and trade sectors. Service plans include combinations of fixed telephony, high speed internet, wireless and cable TV. Today, NET Empresas already serves more than 330 thousand customers.

We have maintained at full blast our expansion plan of the network infrastructure, to sustain our accelerated growth, and carry more and more to Brazilian households differentiated services and quality, thus contributing to the social and digital inclusion in our country.

And once more the NET took the lead and is the Company that had more projects investments approved in the Special Taxation of the National Broadband Plan (RPNBL), administered by the Federal Government, which seeks to promote and encourage the deployment, expansion and modernization of the network infrastructure of broadband internet access in the country.

We believe that 2014 will be another year of achievements and that our commitment to the future will be demonstrated by every one of us as we strive once again to meet our objective. After all, The world belongs to the Nets!

1.   Financial Performance

Net Revenue in 2013  increased by 22.3%  from R$7,939.2 million in 2012 to R$9,708.8 million, primarily driven by the expansion of the subscriber base.

Operating Costs, totaled R$6,358.4 million in 2013, an increase of 26.4%  compared to R$5,029.3 million in 2012, primarily due to an increase in the business volume, but reduced by a positive substantial impact arising from de agreement  in legal dispute related to copyright, formalized in 4Q13.

Selling, General and Administrative Expenses (SG&A) and Others, stood in 2013,  R$2,296.5 million, 16.2% higher than the 2012, that was of R$1,976.7 million, also driven by the business growth.

EBITDA (earnings before interest, income taxes including social contribution on net income, depreciation and amortization) increased by 29.0% in  2013 compared to 2012, from R$2,231.3 million to R$2,879.3 million, with  EBITDA Margin of  29.7%, compared to 28.1% in 2012.

Financial income (expenses), net in 2013 totaled a net expense of R$514.7 million compared to R$301.6 million in 2012. The increase of net financial expense in 2013  was substantially due to the increase of debt due to the growth in investments, the devaluation of the real against the U.S. dollar and the positive effects, in 2012, of the reversal of provisions related to tax on interest on foreign currency debt.

The income tax and social contribution expenses totaled in 2013  R$362.5 million, compared to R$237.9 million in the previous year. The growth in this expense was substantially due to the review of the carrying amount of deferred tax credit in the light of corporate restructuring studies.

Net income stood at R$176.6 million, compared to R$393.7 million in 2012.

Total annual Capital  expenditure  stood at R$3,564.9 million in 2013, mainly allocated to house installations, expansion of network capacity and technologic improvements, underlining our commitment to the nation and to the quality and coverage of our services.

2.   Corporate Structure

In 2013, the Company management voted in favor of acceptance of the unified offer for acquisition of common shares and preferred shares issued by NET (the "Offer"), launched by the controlling shareholders, Embratel Participações S.A. (“Embrapar”) and Embratel, for transfer of control and discontinuity, by NET, of the differentiated corporate governance practices of Level 2.

As result of the Offer, Embrapar e Embratel together will, directly or through their subsidiaries EG Participações (“EG”), hold 329,793,729 of NET’s shares, corresponding to 96.16% of its total share capital, including 103,256,971 common shares, corresponding to 90.21% of its voting share capital; and  226,536,758 preferred shares, corresponding to 99.14% of its non-voting shares. Also as a result of the Offer, the Company is no longer required to comply with the Level 2 of differentiated corporate governance practices of BM&Fbovespa.

Remain ongoing with Anatel, internal studies and procedures, with respect to corporate restructuring involving the Company and related companies Claro, Embratel and Embrapar, all indirectly controlled by América Móvil. The outcome of this corporate restructuring will depend, among other things, a satisfactory completion of studies and the position to be adopted by Anatel in the face of it.

In January 2014, the American Depositary Receipts program of Net Serviços was canceled; and the Company has been definitely delisted of NASDAQ. However, until the present date the Company remains registered under the Exchange Act, maintaining full compliance with its obligations until there is the suspension and cancellation of registration of all classes of securities.

3.   Regulatory Environment

In November 2012, Anatel granted permission to the Company to provide the Conditional Access Service (SEAC), through acts of adaptation of the existing TV cable and MMDS licenses to the new service. The authorization of SEAC is nationwide that permits the Company to operate in any location of the Brazilian territory. Currently, Net provides services in approximately 170 cities.

4.   Human Resources

The Company believes that people are the key to achieving the mission of connecting people with the world. Being a service company that focuses on quality as a differentiator, worries about investing in employee training, besides maintaining an ethical environment and constant professional development. The Human Resources Department works to train all its employees to fulfill their activities with quality, and the customer delight as an important north. It also promotes partnerships with prestigious educational institutions to facilitate professional improvement. Additionally, the Company offers attractive benefits, including profit sharing plan linked to the strategic objectives of the Company.

5.    Social Responsibility

Connecting people for a better world. In 2013, the Company continued with operations in Social Responsibility, firming further its commitment with the education. In this process, continued improvements to the NET Education, a website totally free, promoting more collaboration and interaction among Internet users, and offering new content to support the teaching and learning process. Launched the 2nd Cultural Competition Educonex@o 2013  – Faces of Education, inviting teachers to produce teaching successful experiences reports.

NET also invested in teacher training through distance learning course Educonex@o, improving the training of professors in the use of technology in the classroom. In 2013, it was more than seven Brazilian cities, of 15 in total, contemplated with  Educonex@o. More than 290 schools have already received donation of cable TV and internet, 370 teachers passed through the training program and more than nine thousand students have already been benefited since the program creation, in 2011.

The Net Educação website totaled more than 320 thousand page views from January to December 2013.

NET encourages, supports and promotes employee involvement in volunteer activities in cities where the company operates, contributing to social transformation. In 2013, NET Voluntariado grew even more. NET valorizes this kind of initiatives, because thevolunteering, as well as a work of social transformation, also contributes to the professional growth of who participates, through teamwork and developing leaders.

6.   Relations with the Independent Auditors

The audit of the Company financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with the Brazilian accounting practices was conducted by Directa Auditores, who did not conducted services non related to the audit in 2013.

The Fiscal Council, which also exercises the functions of the Audit Committee pursuant to the standards required by U.S. capital market laws and regulations, supervises the functioning and autonomy of the independent auditors, analyzes the scope and declarations of the auditors as to their autonomy, approves the nature of all the services provided in advance and forwards its report to the Board of Directors.

7.   Acknowledgements

Our mission to BE THE BEST CABLE MULTISERVICE CABLE SOLUTION CONNECTING PEOPLE IN THEIR HOMES WITH THE WORLD is what guides our decisions and the performance of our daily tasks. Every day, we do everything possible to deliver services that set us apart in the market so that our clients are satisfied while using our products and services in the comfort and convenience of their homes.

To everyone whom we dealt with in 2013, thank for the received support and hope to count on you once again, while reaffirming that we are COMMITTED TO THE FUTURE to ensure the perpetuity of our company, guarantee returns for our shareholders, give back to society and provide top quality service to our clients.

São Paulo, February 4, 2014.

Management

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Net Serviços de Comunicação S.A. CNPJ/MF nº 00.108.786/0001-65 NIN NIRE nº 35.300.177.240 Public Held Corporation Verbo Divino Street nº 1.356 - 1º floor -São Paulo-SP

Fiscal Council Report

"The Supervisory Board of NET COMMUNICATION SERVICES SA, in compliance with the laws of the markets where the Company has its securities listed and the statutes of the company, reviewed the Management Report and the Financial Statements for the fiscal year ended 31 December 2013 prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board – IASB and accounting practices adopted in Brazil. Were discussed with the Board and the Independent Auditors policies and accounting estimates that require judgment, the assessment of internal controls as part of the control system of the company and control of risk in decision making. Were also accompanied cooking processes of the Management Report, the Explanatory Notes and the Financial Statements. Based on the examinations performed and accompaniments, and considering the opinions of the Independent Auditors and the information and explanations received during the year, the Audit Committee believes that such documents are able to be appreciated by the Annual General Meeting of Shareholders."

São Paulo, February 03, 2014.

Martin Roberto Glogowsky

Edison Giraldo

João Adamo Júnior

Declaration

Hereby, the Chief Executive Officer and other Statutory Officers of Net Serviços de Comunicação S.A.  a public held corporation incorporated under the Brazilian Law, located at Verbo Divino Street, 1356 in São Paulo, São Paulo state, inscribed in the CNPJ under nº 00108786/0001-65, declare, under paragraph 29 of the CVM instruction nº 480, issued in December 7,2009, that:

Reviewed, discussed and agreed with the opinion expressed in the independent auditors' report relating to the individual and consolidated financial statements for the year ended December 31, 2013, contained in that report.

_____________________________________

José Antônio G. Félix.

Chief Executive Officer and Investors Relations

____________________________________

Roberto Catalão Cardoso

Chief Financial Officer

__________________________________

Rodrigo Marques de Oliveira

Director

____________________________________

Daniel Feldmann Barros

Director of Operations

Declaration

Hereby, the Chief Executive Officer and other Statutory Officers of Net Serviços de Comunicação S.A.  a public held corporation incorporated under the Brazilian Law, located at Verbo Divino Street, 1356 in São Paulo, São Paulo state, inscribed in the CNPJ under nº 00108786/0001-65, declare, under paragraph 29 of the CVM instruction nº 480, issued in December 7,2009, that:

Reviewed, discussed and agreed with the individual and consolidated financial statements for the year ended December 31, 2013.

_____________________________________

José Antônio G. Félix.

Chief Executive Officer and Investors Relations

____________________________________

Roberto Catalão Cardoso

Chief Financial Officer

____________________________________

Rodrigo Marques de Oliveira

Director

____________________________________

Daniel Feldmann Barros

Director of Operations

Capital budget proposal

Not applicable to Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 19, 2014

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.